     As filed with the Securities and Exchange Commission on July 17, 1996
                                                       REGISTRATION NO. 333-2648


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3
                                       TO
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         ------------------------------
                             HARMONY HOLDINGS, INC.
             (Exact Name of Registrant as Specified in its Charter)
                    ----------------------------------------

          DELAWARE                                     7812                             95-4333330
(State or Other Jurisdiction of             (Primary Standard Industrial              (I.R.S. Employer
Incorporation or Organization)               Classification Code Number)            Identification Number)
                                      ---------------------------------------

    1990 WESTWOOD BOULEVARD, SUITE 310, LOS ANGELES, CALIFORNIA 90025-4676
                              TEL: (310) 446-7700
              (Address, including Zip Code, and Telephone Number,
       including Area Code, of Registrant's Principal Executive Offices)
                                HARVEY BIBICOFF
                      CHAIRMAN OF THE BOARD OF DIRECTORS
                          AND CHIEF EXECUTIVE OFFICER
                      1990 WESTWOOD BOULEVARD, SUITE 310
                      LOS ANGELES, CALIFORNIA 90025-4676
                              TEL: (310) 446-7700
                              FAX: (310) 446-7716
           (Name, Address, including Zip Code, and Telephone Number,
                  including Area Code, of Agent for Service)
                                  COPIES TO:
                              MARK E. EZELL, ESQ.
                       Haskell Slaughter & Young, L.L.C.
                          1200 AmSouth/Harbert Plaza
                            1901 Sixth Avenue North
                          Birmingham, Alabama  35203
                              Tel: (205) 251-1000
                              Fax: (205) 324-1133
                         ------------------------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

===================================================================================================================================
           TITLE OF EACH                                                  PROPOSED MAXIMUM     PROPOSED MAXIMUM      AMOUNT OF
        CLASS OF SECURITIES                            AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING   REGISTRATION
        TO BE REGISTERED                                REGISTERED           PER UNIT              PRICE               FEE
- -----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...........      329,050 Shares (1)     $  2.31 (2)       $760,105.50         $262.11
- -----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share...........       57,000 Shares (3)     $1.9375 (4)       $110,437.50         $ 38.08
- -----------------------------------------------------------------------------------------------------------------------------------
Total                                                        ---                 ---            $870,543.00         $300.19 (5)
===================================================================================================================================

(1)  Shares of Common Stock underlying the Registrant's Class C Warrants.
(2) Computed in accordance with Rule 457(g)(1), solely for the purpose of calculating the registration fee, based upon the exercise price of the Class C Warrants.
(3) Shares of Common Stock being registered for the account of the Selling Stockholders.

(4) Computed in accordance with Rule 457(c), solely for the purpose of calculating the registration fee. The computation is based upon the last sale price of the Common Stock on the Nasdaq SmallCap Market on
     July 12, 1996.
(5) $308.80 was paid at the time of the original filing of the Registration Statement.
                         ______________________________
          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE
OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
- --------------------------------------------------------------------------------

                             HARMONY HOLDINGS, INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

        REGISTRATION STATEMENT                    LOCATION OR CAPTION
       ITEM NUMBER AND CAPTION                       IN PROSPECTUS
- --------------------------------------   --------------------------------------

1.  Forepart of the Registration
    Statement and Outside Front Cover
    Page of Prospectus.................   Facing Page of the Registration
                                          Statement; Front Cover of Prospectus

2.  Inside Front and Outside Back Cover
    Pages of Prospectus................   Cover Page of Prospectus, Available
                                          Information, Table of Contents

3.  Summary Information, Risk Factors
    and Ratio of Earnings to Fixed
    Charges............................   Prospectus Summary; Risk Factors


4.  Use of Proceeds....................   Prospectus Summary; Use of Proceeds

5.  Determination of Offering Price....   Outside Front Cover Page of
                                          Prospectus; Plan of Distribution;
                                          Description of Securities

6.  Dilution...........................   Not Applicable

7.  Selling Security Holders...........   Selling Stockholders

8.  Plan of Distribution...............   Prospectus Summary; Plan of
                                          Distribution

9.  Description of Securities to be
    Registered.........................   Description of Securities

10. Interests of Named Experts and
    Counsel............................   Legal Matters; Experts

11. Information with Respect to the
    Registrant........................    Prospectus Summary; The Company; Risk
                                          Factors; Dividend Policy; Selected
                                          Financial Data; Management's
                                          Discussion and Analysis of Financial
                                          Condition and Results of Operations;
                                          Business; Management; Certain
                                          Relationships and Related
                                          Transactions; Security Ownership of
                                          Certain Beneficial Owners and
                                          Management; Changes in Accountants;
                                          Consolidated Financial Statements

12. Disclosure of Commission Position
    on Indemnification for Securities
    Act Liabilities....................   Not Applicable


       PROSPECTUS
                             HARMONY HOLDINGS, INC.

                                 329,050 SHARES
                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE
                      SHARES OF COMMON STOCK ISSUABLE UPON
                   EXERCISE OF COMMON STOCK PURCHASE WARRANTS

                                 57,000 SHARES
                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE
                                _______________

            This Prospectus relates to 329,050 shares of Common Stock, par value $.01 per share (the "Common Stock") of Harmony Holdings, Inc., a Delaware corporation (the "Company"), underlying the Class C redeemable warrants (the "Class C Warrants") of the Company.

            Each Class C Warrant entitles the holder thereof to purchase, at any time prior to December 15, 1996, one share of the Company's Common Stock, at an exercise price of $2.31, subject to adjustment. There can be no assurance, however, that any of such rights to purchase will be so exercised. The Class C Warrants are subject to redemption by the Company, on not less than thirty days' written notice, at a price of $.01 per Class C Warrant at any time if the average of the closing bid and asked prices of the Company's Common Stock equals or exceeds $5.00 per share for twenty consecutive trading days ending within three days prior to the 30-day notice of redemption. Holders of Class C Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Class C Warrants unless the Class C Warrants are exercised before they are redeemed. The Company will not be able to call the Class C Warrants unless a registration statement covering the securities issuable upon exercise of the Class C Warrants is, and remains, current throughout the period fixed for redemption. The Company has no present plans to redeem the Class C Warrants and it is unlikely it will do so because of the current market price for the Company's Common Stock and the short period between the date of this Prospectus and the expiration of the Class C Warrants. See "The Class C Warrants and Plan of Distribution", "Price Range of Common Stock" and "Description of Securities--Class C Warrants".

            This Prospectus also relates to the resale by the holders thereof (the "Selling Stockholders") of up to 57,000 shares of the Common Stock of the Company issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in a transaction not involving a public offering. Specifically, such shares were issued in connection with the private placement of Units consisting of 7% Subordinated Notes having a face value of $1,000 (par) and 200 shares of Common Stock of the Company (the "Units").

            The shares of Common Stock held by the Selling Stockholders may be offered from time to time in transactions on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") SmallCap Market, in negotiated transactions or a combination of such methods of sale, at prices related to such prevailing market prices, or at negotiated prices. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of the shares for which such broker-dealer may act as agent or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

            None of the proceeds from the sale of the shares by the Selling Stockholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration of the shares being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

            Securities held by the Selling Stockholders may be sold on the date of this Prospectus and thereafter while this Registration Statement continues to be effective and the resale of such securities are subject to Prospectus delivery and other requirements of the Securities Act. Sales of such securities or the potential of such sales at any time may have an adverse effect on the market prices of the securities offered hereby. See "Selling Stockholders".

            The Common Stock is listed on the Nasdaq SmallCap Market. On July 12, 1996, the last sale price of the Common Stock was $1-15/16 as reported by Nasdaq. See "Price Range of Common Stock".

                                _______________

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" AT PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD
        BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON
                             STOCK OFFERED HEREBY.

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                _______________

              The date of this Prospectus is July 17, 1996

                             AVAILABLE INFORMATION


            The Company has filed a Registration Statement on Form S-1 under the Securities Act, with the Securities and Exchange Commission (the "Commission") covering the shares of Common Stock underlying the Class C Warrants and certain other shares of Common Stock covered thereby (the "Registration Statement"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the Exhibits filed as a part thereof.

            The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial statements and other matters. The Registration Statement, as well as such reports, proxy statements and other information, may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. Judiciary Plaza, Washington, D.C., and should be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is listed on the Nasdaq SmallCap Market, and the reports, proxy statements and certain other information filed by the Company may be obtained by calling the Nasdaq Public Reference Room Disclosure Information Group at
       (800) 638-8241 or (202) 728-8298.

            NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION CONCERNING THE COMPANY CONTAINED IN THIS PROSPECTUS SINCE THE DATE OF SUCH INFORMATION.

                               TABLE OF CONTENTS

                                                                                            PAGE
                                                                                            ----

AVAILABLE INFORMATION.......................................................................   2

PROSPECTUS SUMMARY..........................................................................   5

SUMMARY FINANCIAL DATA......................................................................   7

RISK FACTORS................................................................................   8

THE COMPANY.................................................................................  10
  General...................................................................................  10

  Proposed Acquisition by the Company.......................................................  10

PLAN OF DISTRIBUTION........................................................................  12
  Class C Warrants..........................................................................  12
  Selling Stockholders......................................................................  12

SELLING STOCKHOLDERS........................................................................  13

USE OF PROCEEDS.............................................................................  14

PRICE RANGE OF COMMON STOCK.................................................................  14

DIVIDEND POLICY.............................................................................  15

SELECTED FINANCIAL DATA.....................................................................  16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS.................................  17
  General...................................................................................  17
  Seasonality...............................................................................  17
  Results of Operations.....................................................................  18
     Nine Months Ended March 31, 1996 as Compared with Nine Months Ended March 31, 1995.....  18
     Year Ended June 30, 1995 as Compared with Year Ended June 30, 1994.....................  19
     Year Ended June 30, 1994 as Compared with Year Ended June 30, 1993.....................  20
  Liquidity and Capital Resources...........................................................  20
     Nine Months Ended March 31, 1996 as Compared with Nine Months Ended March 31, 1995.....  20
     Year Ended June 30, 1995 as Compared with Year Ended June 30, 1994.....................  21
     Year Ended June 30, 1994 as Compared with Year Ended June 30, 1993.....................  22
  Inflation.................................................................................  22
  New Accounting Standards..................................................................  22

BUSINESS....................................................................................  23
  General...................................................................................  23
  Commercial Television Production Industry.................................................  23

                                                                                             PAGE
                                                                                             ----
Increase in Breadth of Experience of Company's Directors....................................  24
Expansion into Ancillary Businesses.........................................................  25
   Music Videos.............................................................................  25
   Infomercials.............................................................................  25
Marketing Strategy..........................................................................  25
The Making of a Commercial..................................................................  26
Financing the Production of Commercials.....................................................  27
Properties..................................................................................  28
Employees...................................................................................  29
Competition.................................................................................  29
Legal Proceedings...........................................................................  30

MANAGEMENT..................................................................................  30
  Directors and Executive Officers..........................................................  30
  Executive Compensation....................................................................  33
  Compensation of Directors.................................................................  34
  Compensation Committee Interlocks and Insider Participation...............................  35
  Employment Agreements.....................................................................  35
  Stock Options.............................................................................  35
      Stock Option Plan.....................................................................  35
      Other Stock Options...................................................................  37

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                         OWNERS AND MANAGEMENT..............................................  37

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................................  38

DESCRIPTION OF SECURITIES...................................................................  40
  Common Stock..............................................................................  40
  Preferred Stock...........................................................................  40
  Class C Warrants..........................................................................  40
      Determination of the Exercise Price...................................................  41
  Delaware Anti-Takeover Law................................................................  42
  Shares Eligible for Future Public Sale....................................................  42
  Transfer Agent and Warrant Agent..........................................................  43

LEGAL MATTERS...............................................................................  43

CHANGES IN ACCOUNTANTS......................................................................  43

EXPERTS.....................................................................................  43

INDEX TO FINANCIAL STATEMENTS............................................................... F-1

                              PROSPECTUS SUMMARY


                 The following is a summary of certain information contained elsewhere in this Prospectus. Certain capitalized terms used in this summary are defined in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements contained in this Prospectus. Each prospective investor is urged to carefully read this Prospectus in its entirety, including but not limited to, the Risk Factors.


       THE COMPANY

                 The historical business of Harmony Holdings, Inc. is the production of television commercials which business continues to represent a preponderance of its revenues. The Company has produced more than 2,500 commercials for national advertisers, Fortune 500 companies, and well recognized product lines such as Acura, Anheuser Busch, AT&T, Bank of America, Blue Cross, Cannon, Cap Cities/ABC, Cellular One, Chrysler, Coca-Cola, Delta Airlines, Disney, Domino's Pizza, Fox, General Mills, Gillette, General Motors, Hallmark, HBO, Hershey Foods, Honda, JC Penney, K-Mart, Kellogg's, Kodak, Kraft Foods, McDonald's, Nabisco, Nike, Nintendo, Nissan, Pepsi, Reebok, Sears, Sony, State Farm, and Visa, among others. See "The Company" and "Business".

                 A small percentage of the Company's business is the production of music videos through its operating subsidiary, The End, Inc. During January 1995, the Company formed Harmony Media Communications, Inc., entering the long-form advertising and infomercial business through this operating subsidiary. See "Business--Expansion into Ancillary Businesses--Music Videos" and "Business--Expansion into Ancillary Businesses--Infomercials".

                 On July 10, 1996, the Company and Unimedia S.A., a privately-held French registered company, jointly announced a series of proposed transactions that would result in the acquisition of Unimedia by the Company. See "The Company--Proposed Acquisition by the Company".


       THE OFFERING

       Common Stock underlying
       the Class C Warrants .........   Up to 329,050 shares of Common Stock
                                        upon exercise of the Class C Warrants,
                                        each of which entitles the holder
                                        thereof to purchase, on or before
                                        December 15, 1996, one share of Common
                                        Stock at an exercise price of $2.31,
                                        subject to adjustment.

       Selling Stockholders .........   57,000 shares of Common Stock offered
                                        for the account of the Selling
                                        Stockholders.

       Use of Proceeds ..............   The net proceeds received by the Company
                                        upon exercise of the Class C Warrants,
                                        if any, will be added to the Company's
                                        general corporate funds and will be used to fund the Company's continuing operations. There can be no assurance that any of the Class C Warrants will be exercised. The Company will receive no proceeds from the sale of shares of Common Stock acquired upon the exercise of the Class C Warrants or from the sale of shares of Common Stock by the Selling
                                        Stockholders.

       RISK FACTORS

            The securities offered hereby involve substantial risks, including, but not limited to, competition and negative industry trends, historical operating losses, need for additional financing, accumulated deficit, lack of dividends, dependence upon commercial directors, revenues affected by economy, effect of outstanding options and warrants and lack of liquidity. See "Risk Factors".

                             SUMMARY FINANCIAL DATA

                                                                                                 NINE MONTHS
                                                                                                    ENDED
                                                 FISCAL YEAR ENDED JUNE 30,                       MARCH 31,
                                              ------------------------------                     ----------
                                       1995     1994(1)    1993(2)    1992(3)    1991(4)      1996        1995
                                     -------    -------    -------    -------    -------    -------      -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

Contract Revenue                     $61,227    $42,602    $24,786    $18,558    $10,776    $50,395      $46,458
Cost of Production                    50,920     35,291     20,299     14,759      8,562     43,056       40,389
                                     -------    -------    -------    -------    -------    -------      -------

Gross Profit                          10,307      7,311      4,487      3,799      2,214      7,339        6,069
Selling Expenses                       2,808      2,223      1,518        465        368      2,272        1,996
Operating Expenses                     7,161      6,286      5,940      3,005      2,226      5,054        3,429
Write off of abandoned projects            0          0          0          0          0        622            0
Litigation expense                       486          0          0          0          0        200          486
Severance salaries                         0          0          0          0          0        186            0
Depreciation and amortization            528        399        323        262        293        419          395
                                     -------    -------    -------    -------    -------    -------      -------

Income (Loss) from operations           (676)    (1,597)    (3,294)        67       (673)    (1,415)        (237)
Interest income (expense), net            (9)        23         88         25        (67)      (174)           6
                                     -------    -------    -------    -------    -------    -------      -------

Income (Loss) before taxes              (685)    (1,574)    (3,206)        92       (740)    (1,589)        (231)
Income tax expense                         0          0          0         22          0          0            0
                                     -------    -------    -------    -------    -------    -------      -------

Net Income (Loss)                    $  (685)   $(1,574)   $(3,206)   $    70    $  (740)   $(1,589)     $  (231)
                                     =======    =======    =======    =======    =======    =======      =======

Net Income (Loss) per share          $ (0.12)   $ (0.30)   $ (0.84)   $  0.03    $ (0.37)   $ (0.28)     $ (0.04)

Average shares outstanding             5,567      5,316      3,800      2,765      2,033      5,693        5,511
- -----------------------

(1) The Company has reclassified the following for June 30, 1994, to make the financials comparable with June 30, 1995: $994,579 profit participation to commercial directors has been reclassified from operating expense to cost of sales; $837,923 salesman commissions has been reclassified from operating expenses to selling expense; $1,385,065 in other selling expense has been reclassified from operating expenses to selling expense; $936,520 credit representing certain fees earned in excess of the related expenses has been reclassified from operating expense to revenue.

(2) The Company has reclassified the following for June 30, 1993, to make the financials comparable with June 30, 1994: $254,394 profit participation to commercial directors has been reclassified from operating expense to cost of sales; $509,292 salesman commissions has been reclassified from operating expenses to selling expense; $1,009,138 in other selling expense has been reclassified from operating expenses to selling expense.

(3) The Company has reclassified the following for June 30, 1992, to make the financials comparable with June 30, 1993: $451,614 in other selling expense has been reclassified from operating expenses to selling expense.

(4) The Company has reclassified the following for June 30, 1991, to make the financials comparable with June 30, 1992: $289,923 in other selling expense has been reclassified from operating expenses to selling expense.

BALANCE SHEET DATA (AT END OF PERIOD)
                                                        JUNE 30,
                                                        --------                   MARCH 31,
                                   1995      1994      1993      1992      1991      1996
                                 -------   -------   ------   --------   ------   ---------
                                                      (IN THOUSANDS)

Cash                             $   230   $   663   $1,917     $1,268   $   50     $    62
Current assets                     7,707     5,487    5,522      3,072    1,794       6,973
Goodwill, net (1)                  3,181     3,393    3,611      3,560    3,638       3,022
Total assets                      12,955    10,345    9,950      6,900    5,747      11,833
Current liabilities                6,196     3,931    4,325      1,826    3,006       6,601
Subordinated notes payable-
 Long Term                           385         0        0          0        0         385
Total liabilities                  6,581     3,931    4,325      1,826    3,063       6,986
Stockholders' equity               6,374     6,414    5,625      5,075    2,685       4,847
- -----------------------

(1) The goodwill is primarily associated with the acquisition of Harmony and Melody by Ventura Entertainment Group Ltd. See Note 1 of "Notes to Consolidated Financial Statements".

                                  RISK FACTORS


            The securities offered hereby are speculative in nature and involve a high degree of risk. Prior to making an investment decision with respect to such securities, prospective investors should carefully consider, along with the other matters discussed in this Prospectus, the following risk factors:

            Operating Losses; Accumulated Deficit; Uncertainty of Future Results. The Company has reported losses for four of the last five fiscal years. These losses have ranged from a net loss of $3,206,097 for the fiscal year ended June 30, 1993, to a net loss of $685,898 for the fiscal year ended June 30, 1995. The Company incurred a net loss of $1,588,702 for the nine months ended March 31, 1996. These losses, incurred over a number of years, have resulted in an accumulated deficit of $7,945,162 at March 31, 1996. Management realizes that it has been too slow to react meaningfully to competition and negative industry trends. See "Risk Factors-- Competition and Negative Industry Trends". While the Company can make no assurances that its future operations will result in consolidated profitable operations, management is actively pursuing ways to reduce both selling and production costs so as to realize the financial benefits to be gained from the Company's demonstrated revenue growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

            Lack of Liquidity; Need for Additional Financing. Because of the extended period during which the Company has experienced operating losses, the Company has lacked liquidity for an extended period of time. As a result, the Company may need additional financing to continue its operations at their present levels. Such additional financing may be accomplished through one or more offerings of equity securities or debt instruments, or a combination thereof. There can be no guarantee that such additional financing (if needed) will be available to the Company at the times, in the amounts or on acceptable terms, when needed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements".

            Revenues Dependent on Commercial Directors. In the television commercial production industry, commercial production contracts are awarded based on many factors, including the expertise, reputation and creative vision of the directors associated with the television commercial production company. As a result, the Company's revenues are dependent upon its ability to attract and retain established directors of commercials. Most of the directors who are associated with the Company receive monthly draws against the directors' compensation for shooting commercials. The monthly draws equal the minimum guaranteed compensation payable to such directors. Although the draws are recoverable by the Company out of compensation otherwise payable to such directors, such directors are not obligated to repay such draws, if their fees for commercials produced do not exceed the monthly draws that have been paid. Consequently, the Company is obligated to provide a reduced level of compensation to these directors whether or not they are directing commercials. During the fiscal year ended June 30, 1995, the Company paid $1,192,804 in such draws to these directors, which sum exceeded the directors' fees earned by such directors by $65,039. The payment of these draws in excess of fees earned has increased the Company's losses. In addition, all of the Company's directors are free to provide services to third parties outside the area of television commercials. As a result, the Company's revenues could also be adversely affected by the unavailability of its directors due to their outside commitments. However, the Company's agreements with its directors prohibit the director from performing any service for television commercial production for any outside company or from performing services in connection with theatrical films or television episodes, if such services interfere with the director's services to the Company. The impact of such potential unavailability is difficult to quantify. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Increase in Breadth of Experience of Company's Directors".

            Competition and Negative Industry Trends. The Company operates in a highly competitive environment. In recent years the "mark-up" charged by the Company and other television production companies has been reduced due to increased competition in the industry and tighter advertising budgets. As a result, profit margins have declined and competition has increased. There can be no assurance that these trends will be reversed or that the Company will successfully adapt to the changes in the industry. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Commercial Production Television Industry".

            Revenues Affected by Economy and Other Factors. The Company's business is adversely affected by economic uncertainty and to a lesser extent recessionary times as advertisers tend to reduce their advertising budgets during such periods. In addition, the Company's business can be adversely affected by strikes or threatened strikes by labor unions in the entertainment industry. Historically, strikes or threatened strikes have not had a material effect on the Company's operations.

            Effect of Outstanding Options and Warrants. The Class C Warrants and outstanding options granted to the Company's employees and others and the warrants issued in connection with certain private placements provide the holders thereof with an opportunity to profit from a rise in the market price of the Company's Common Stock, with a resulting dilution in the interests of the other stockholders. As of February 22, 1996, 2,998,223 shares of Common Stock (or an additional 52.6% of the outstanding Common Stock) are issuable upon the exercise of such securities. Further, the terms on which the Company may obtain additional financing during the respective terms of these securities may be adversely affected by the existence of the Class C Warrants and such stock options and warrants. The holders of the Class C Warrants, and such stock options and warrants, may exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities or other forms of financing on terms more favorable than those provided by the Class C Warrants and such stock options and warrants. See "Description of Securities--Class C Warrants" and "Management-- Stock Options".

            No Dividends. The Company has never paid cash dividends on its Common Stock and anticipates that for the foreseeable future all earnings, if any, will be retained for the operation and expansion of the Company's business. See "Dividend Policy".

            Revolving Line of Credit. On May 10, 1995, the Company entered into a $3,000,000 revolving line of credit agreement with a bank. As of April 30, 1996, the Company had $1,000,000 outstanding under the line. In certain instances, the Company has not been in compliance with certain financial covenants contained in the line of credit agreement, which instances of noncompliance have been waived by the bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources". There can be no assurance that future failures to comply with the requirements of such line of credit agreement (if any) will be waived by the bank. In the event of a default under the line of credit agreement, the bank has the contractual right to accelerate the repayment of all amounts then owed by the Company.


                                  THE COMPANY


       GENERAL

            The historical business of Harmony Holdings, Inc. is the production of television commercials, which business continues to represent the preponderance of its revenues. The Company has produced more than 2,500 commercials for national advertisers, Fortune 500 companies, and well recognized product lines such as Acura,

       Anheuser Busch, AT&T, Bank of America, Blue Cross, Cannon, Cap Cities/ABC, Cellular One, Chrysler, Coca-Cola, Delta Airlines, Disney, Domino's Pizza, Fox, General Mills, Gillette, General Motors, Hallmark, HBO, Hershey Foods, Honda, JC Penney, K-Mart, Kellogg's, Kodak, Kraft Foods, McDonald's, Nabisco, Nike, Nintendo, Nissan, Pepsi, Reebok, Sears, Sony, State Farm, and Visa, among others. See "Business".

            A small percentage of the Company's business is the production of music videos through its operating subsidiary, The End, Inc., which also produces television commercials. The production cycle for music videos is similar to that of television commercials, but the budgets are generally smaller: $50,000 to $100,000 and occasionally up to $1,000,000. The Company is also generally involved in the post production phase of music video production which is not typically the case in commercial production. The client for music videos is usually the record label or the performer directly and not an advertising agency. See "Business--Expansion into Ancillary Businesses--Music Videos".

            The Company was incorporated under the laws of the State of Delaware on August 5, 1991, as a wholly owned subsidiary of Ventura Entertainment Group Ltd. ("Ventura"). In connection with its formation and initial capitalization, Ventura contributed all of the capital stock of Harmony Pictures, Inc. ("Harmony") and Melody Films, Inc. ("Melody") to the Company. Harmony and Melody have been operating since 1979. In November 1991, the Company completed its initial public offering of securities.
       As a result, Ventura's ownership was reduced to approximately 59%.
       During the fiscal year ended June 30, 1995, Ventura sold its remaining interest in the Company.

            The Company's principal executive offices are located at 1990 Westwood Blvd., Los Angeles, California 90025, and its telephone number is (310) 446-7700. The Company conducts its operations through its wholly owned subsidiaries, Harmony, Melody, The End Inc., Curious Pictures Corporation and Harmony Media Communications Inc. On March 1, 1996 the Company's wholly owned subsidiary, Velocity Film, Inc., ceased operations. Unless the context indicates otherwise, the term the "Company" includes all of these subsidiaries.


       PROPOSED ACQUISITION BY THE COMPANY

            On July 10, 1996, the Company and Unimedia S.A., a privately-held French registered company ("Unimedia"), jointly announced a series of proposed transactions that would result in the acquisition of Unimedia by the Company. Unimedia plans to initially invest $2,000,000 in the Company by purchasing 1,000,000 shares of the Company's Common Stock through a private placement. Upon the completion of the private placement, Unimedia plans to purchase up to 1,000,000 shares of Common Stock of the Company on the open market at prices ranging up to $2.50 per share.

            After the aforesaid purchases of Common Stock of the Company by Unimedia, the parties intend for the Company to acquire Unimedia by merger in exchange for a presently undetermined number of shares of Common Stock of the Company. It is contemplated by the Company and Unimedia that, after the completion of these proposed transactions, the current shareholders of Unimedia would own more than fifty percent of the Common Stock of the Company. The proposed transactions are subject to the satisfactory completion of due diligence review by all involved parties, the execution of a definitive agreement between the Company and Unimedia and approval by the boards of directors of both Unimedia and the Company.

            Unimedia is a designer of multimedia interactive software. It is currently investing to provide leisure consumers and businesses with a new generation of entertainment programs and online services available on both the Internet and television. These programs and services, of broadcast quality and original design, are to be used mainly for gaming, entertainment, education and shopping on the Internet and Digital Interactive Television, with an emphasis on transparency, rapidity and security.

            Unimedia, through its affiliates and subsidiaries, has developed complementary expertise in security, sales automation, contactless smart card technology, Internet service providing, graphic animation, on-line programming, virtual reality technologies and special effects. Some award-winning programs that combine creative storytelling and high-quality interface design are already being provided through the Internet, video games, CD-ROMS and TV media. Clients and partners include Compaq Computers, Bertelsmann Music Group, HarperCollins Publishing, GT Interactive, Thomas Nelson Publishing, Nederlander, Tiger Electronics, and several U.S. and European television channels.

            Unimedia is being actively supported in its growth by its main industrial shareholder and strategic partner, AB Productions ("AB"), which owns 25% of Unimedia. AB is Europe's largest TV production company and a leader in children's programming. AB has just launched AB SAT, a digital bouquet of 30 thematic TV channels. It also produces and distributes feature films.

            There can be no assurance that the proposed acquisition by the Company will be completed or that such acquisition, if completed, will be effected in accordance with the foregoing summary description.

                                         PLAN OF DISTRIBUTION


            The Company hereby offers: (i) 329,050 shares of Common Stock issuable upon exercise of the Class C Warrants and (ii) 57,000 shares of Common Stock. The 57,000 shares of Common Stock are being offered for sale to the public by the Selling Stockholders. The 329,050 shares that are issuable upon exercise of the Class C Warrants and the 57,000 shares being offered are identical in all respects to the Company's outstanding Common Stock. See "Selling Stockholders" and "Description of Securities".


       CLASS C WARRANTS

            The holder of each Class C Warrant is entitled to purchase one share of Common Stock at an exercise price of $2.31. At December 31, 1995, the Company had 329,050 Class C Warrants outstanding. The Class C Warrants are exercisable in full until December 15, 1996, provided that at such time a current prospectus relating to the Common Stock underlying the Class C Warrants is in effect and such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Class C Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration or redemption date at the offices of the Company's warrant agent, OTR Securities Transfer Company, Portland, Oregon (the "Warrant Agent"), with the form of "Election to Purchase" on the reverse side of the certificate filled out and executed as indicated, accompanied by payment (in the form of certified or cashier's check payable to the order of the Company) of the full exercise price for the number of Class C Warrants being exercised.

            Each Class C Warrant exercised will result in the holder of the Class C Warrant receiving one share of the Company's Common Stock. Thus, up to 329,050 shares of Common Stock may be issued pursuant to the Registration Statement of which this Prospectus forms a part.


       SELLING STOCKHOLDERS

            The securities offered hereby may be sold from time to time by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer such securities through underwriters, dealers or agents. The distribution of securities by the Selling Stockholders may be affected in one or more transactions that may take place on the over-the-counter market, including ordinary broker's transactions, privately-negotiated transactions or through sales of one or more broker-dealers for resale of such shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with such sales of securities. The Selling Stockholders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Securities Act, with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation. The Company cannot reasonably estimate the number or amount of securities which will be sold by the Selling Stockholders pursuant to this Prospectus.

            At a time a particular offer of securities is made by or on behalf of a Selling Stockholder, to the extent required, a Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by any underwriter for shares purchased from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

          Under the Exchange Act, and the regulations thereto, any person engaged in a distribution of the securities of the Company offered by this Prospectus may not simultaneously engage in market-making activities with respect to such securities of the Company during the applicable "cooling off" period (nine days) prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rule 10b-6 and 10b-7, in connection with transactions in such securities, which provisions may limit the timing of purchases and sales of such securities by the Selling Stockholders.


                             SELLING STOCKHOLDERS


          The following table shows the names of the Selling Stockholders, the number of shares of the Company's Common Stock beneficially owned by them and to be sold by them under this Prospectus as of the date of this Prospectus. Certain of such shares and other shares held by such Selling Stockholders not registered for offering under this Prospectus may be or become eligible for sale under the provisions of Rule 144 adopted by the Commission under the Securities Act. Any such shares may be sold either under the Registration Statement of which this Prospectus forms a part or under Rule 144.

                                                BEFORE OFFERING                AFTER OFFERING
                                         ------------------------------   ----------------------------
                                            NUMBER         NUMBER          NUMBER
                                          OF SHARES        OF SHARES       PERCENT OF
   SELLING                  POSITION     BENEFICIALLY     COVERED BY      BENEFICIALLY    OUTSTANDING
STOCKHOLDERS              WITH COMPANY      OWNED       THIS PROSPECTUS      OWNED           SHARES
- ------------              ------------   ------------   ---------------   ------------   -------------
Alex Brown & Sons
  Incorporated                  *              4,000              4,000              0        **
Alex Moscowicz                  *             11,000              6,000          5,000        **
Arthur Edelman                  *              5,000              5,000              0        **
I Bibicoff, Inc.
    Pension Trust Fund          *             99,000             21,000         78,000        **
Paul Soll                       *             10,000             10,000              0        **
Philip Bibicoff                 *             12,000              4,000          8,000        **
Terri MacInnis             Director of         2,000              2,000              0        **
                        Investor Relations
Warren D. Bagatelle             *             55,000              5,000         50,000        **

- --------------------------------
* Denotes that such Selling Stockholder was not an executive officer, non-executive employee or independent contractor or executive of the Company within the last three years.
**  Denotes less than one percent.


                                USE OF PROCEEDS


          The offering made hereby is essentially for the account of the holders of the Class C Warrants and the Selling Stockholders, and unless certain of the Class C Warrants are exercised, there will be no proceeds to the Company from this offering. If all of the Class C Warrants are exercised, a total of $760,105.50 would be received by the Company. There can be no assurance, however, that any of such Class C Warrants will be so exercised. Any proceeds received would be reduced by the expenses of this offering, estimated to be approx imately $58,000. See "Plan of Distribution" and "Description of Securities".

          Pending other application of the net proceeds, if any, the Company intends to invest the net proceeds in short-term interest bearing obligations.


                          PRICE RANGE OF COMMON STOCK


          Upon the completion of the Company's initial public offering in November 1991, its Common Stock began trading on Nasdaq SmallCap Market under the symbol HAHO. The following table sets forth the high and low bid price per share of the Common Stock for the periods indicated. The price for the Company's Common Stock are as reported on Nasdaq in monthly reports provided to the Company by Nasdaq.

                                                   HIGH      LOW
FISCAL YEAR--1994; QUARTER ENDED                    BID      BID
- --------------------------------                  -------   -----

   September 30, 1993                              $ 6.250   $ 4.750
   December 31, 1993                                 5.375     3.125
   March 31, 1994                                    3.750     2.625
   June 30, 1994                                     3.500     2.500

FISCAL YEAR--1995; QUARTER ENDED
- --------------------------------

   September 30, 1994                                3.875     2.750
   December 31, 1994                                 3.500     2.875
   March 31, 1995                                    3.750     2.375
   June 30, 1995                                     4.5625    3.175

FISCAL YEAR--1996; QUARTER ENDED
- --------------------------------

   September 30, 1995                                3.5625    1.6875
   December 31, 1995                                 2.500     1.375
   March 31, 1996                                    2.4375    1.250
   June 30, 1996                                     2.750     1.875

          On July 12, 1996, the closing bid and asked prices of the Common Stock were $1-29/32 and $1-15/16, respectively. Bid and asked prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, may not necessarily represent actual transactions. On May 16, 1996, there were 65 holders of record of the Common Stock.


                                DIVIDEND POLICY


          To date, the Company has not declared or paid any dividends with respect to its capital stock, and the current policy of the Board of Directors is to retain earnings to provide for the growth of the Company. Consequently, no cash dividends are expected to be paid on the Company's Common Stock in the foreseeable future. Further, there can be no assurance that the proposed operations of the Company will generate the revenues and cash flow needed to declare a cash dividend or that the Company will have legally available funds to pay dividends.

                            SELECTED FINANCIAL DATA


            The following table sets forth selected financial data for the Company and should be read in conjunction with the financial statements and notes related thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere in this Prospectus. The selected financial data as of and for the five years ended June 30, 1995 have been derived from the audited financial statements of the Company. The selected financial data for the nine months ended March 31, 1996 and 1995 is derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. The results of operations for the nine months ended March 31, 1996, are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1996.

                                                                                                          NINE MONTHS
                                                                                                             ENDED
                                                          FISCAL YEAR ENDED JUNE 30,                        MARCH 31,
                                                       ------------------------------                      ----------
                                           1995     1994(1)    1993(2)    1992(3)    1991(4)      1996        1995
                                         --------   --------   --------   --------   --------   --------   ----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

Contract Revenue                         $61,227    $42,602    $24,786    $18,558    $10,776    $50,395      $46,458
Cost of Production                        50,920     35,291     20,299     14,759      8,562     43,056       40,389
                                         -------    -------    -------    -------    -------    -------      -------

Gross Profit                              10,307      7,311      4,487      3,799      2,214      7,339        6,069
Selling Expenses                           2,808      2,223      1,518        465        368      2,272        1,996
Operating Expenses                         7,161      6,286      5,940      3,005      2,226      5,054        3,429
Write off of abandoned projects                0          0          0          0          0        622            0
Litigation expense                           486          0          0          0          0        200          486
Severance salaries                             0          0          0          0          0        186            0
Depreciation and amortization                528        399        323        262        293        419          395
                                         -------    -------    -------    -------    -------    -------      -------

Income (Loss) from operations               (676)    (1,597)    (3,294)        67       (673)    (1,415)        (237)
Interest income (expense), net                (9)        23         88         25        (67)      (174)           6
                                         -------    -------    -------    -------    -------    -------      -------

Income (Loss) before taxes                  (685)    (1,574)    (3,206)        92       (740)    (1,589)        (231)
Income tax expense                             0          0          0         22          0          0            0
                                         -------    -------    -------    -------    -------    -------      -------

Net Income (Loss)                        $  (685)   $(1,574)   $(3,206)   $    70    $  (740)   $(1,589)     $  (231)
                                         =======    =======    =======    =======    =======    =======      =======

Net Income (Loss) per share              $ (0.12)   $ (0.30)   $ (0.84)   $  0.03    $ (0.37)   $ (0.28)     $ (0.04)

Average shares outstanding                 5,567      5,316      3,800      2,765      2,033      5,693        5,511
- ---------------------------

    (1) The Company has reclassified the following for June 30, 1994, to make the financials comparable with June 30, 1995: $994,579 profit participation to commercial directors has been reclassified from operating expense to cost of sales; $837,923 salesman commissions has been reclassified from operating expenses to selling expense; $1,385,065 in other selling expense has been reclassified from operating expenses to selling expense; $936,520 credit representing certain fees earned in excess of the related expenses has been reclassified from operating expense to revenue.

    (2) The Company has reclassified the following for June 30, 1993, to make the financials comparable with June 30, 1994: $254,394 profit participation to commercial directors has been reclassified from operating expense to cost of sales; $509,292 salesman commissions has been reclassified from operating expenses to selling expense; $1,009,138 in other selling expense has been reclassified from operating expenses to selling expense.

    (3) The Company has reclassified the following for June 30, 1992, to make the financials comparable with June 30, 1993: $451,614 in other selling expense has been reclassified from operating expenses to selling expense.

    (4) The Company has reclassified the following for June 30, 1991, to make the financials comparable with June 30, 1992: $289,923 in other selling expense has been reclassified from operating expenses to selling expense.

       BALANCE SHEET DATA (AT END OF PERIOD)

                                                             JUNE 30,
                                        ----------------------------------------------   MARCH 31,
                                         1995      1994      1993      1992      1991      1996
                                        -------   -------   ------   --------   ------   ---------
                                                              (IN THOUSANDS)

       Cash                             $   230   $   663   $1,917     $1,268   $   50     $    62
       Current assets                     7,707     5,487    5,522      3,072    1,794       6,973
       Goodwill, net (1)                  3,181     3,393    3,611      3,560    3,638       3,022
       Total assets                      12,955    10,345    9,950      6,900    5,747      11,833
       Current liabilities                6,196     3,931    4,325      1,826    3,006       6,601
       Subordinated notes payable-
        Long Term                           385         0        0          0        0         385
       Total liabilities                  6,581     3,931    4,325      1,826    3,063       6,986
       Stockholders' equity               6,374     6,414    5,625      5,075    2,685       4,847
       ---------------------------

(1) The goodwill is primarily associated with the acquisition of Harmony and Melody by Ventura. See Note 1 of "Notes to Consolidated Financial Statements".


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       GENERAL

            The Company is primarily engaged in the production of television commercials. Contract revenues are recognized using the percentage of completion method.

            Although the Company's revenues have increased dramatically in recent years, due primarily to growth in the volume and diversity of projects undertaken by the Company, the ratio of gross profits to revenues during such period has declined. Management of the Company has instituted and is actively pursuing a number of measures to increase production efficiencies and decrease operating overhead in order to increase gross profits as a percentage of revenues and to increase net income. The particular approaches or measures to increase profitability include the following:

       (i) revision of contractual arrangements with commercial directors to reduce the level of profit participation by such directors with respect to individual commercial projects; (ii) increased utilization of staff production personnel (as opposed to freelance personnel) to reduce related costs of production; (iii) efforts to discourage the acceptance of new projects on terms that are likely to result in low gross profit margins; and (iv) a restructuring of sales commission arrangements to effect a sliding scale reduction in such commissions that corresponds to reduced levels of profitability for particular projects.


       SEASONALITY

            There is not a consistent pattern to the level of monthly business from one year to the next. During the year ended June 30, 1995, revenue was the highest during the third quarter which was consistent with the prior year. The Company is not aware of any seasonal factors which may affect the comparability of the results of operations as set forth below.

       RESULTS OF OPERATIONS

       Nine Months Ended March 31, 1996 as Compared with Nine Months Ended March 31, 1995

            For the nine months ended March 31, 1996, revenues increased by approximately 8%, or $3,653,594 to $50,395,467 from $46,741,873 for the nine months ended March 31, 1995. The increase in revenues is primarily attributable to a 40%, or $4,825,000, increase in revenues by one of the Company's subsidiaries, offset by a 6%, or $1,303,000, decrease in revenues by another subsidiary.

            Cost of Production is directly related to revenues and includes all direct costs incurred in connection with the production of television commercials and music videos, including film, crews, location fees and directors' fees. Cost of production for the nine months ended March 31, 1996, increased by approximately 7%, or $2,667,268 to $43,056,478 from $40,389,210 for the nine months ended March 31, 1996. Expressed as a percentage of revenues, cost of production for the nine months ended March 31, 1996, was approximately 85% as compared to approximately 86% for the nine months ended March 31, 1995, and resulted in a gross profit percentage of approximately 15% and 14% for these periods, respectively. The decrease in cost of production expressed as a percentage of revenues and the resultant increase in gross profit for the nine months ended March 31, 1996, was primarily due to management's continued efforts to increase the gross margin.

            Selling expenses consist of sales commissions, advertising and promotional expenses, travel and other expenses incurred in the securing of commercial contracts. Selling expenses for the nine months ended March 31, 1996, increased to $2,272,369 from $1,996,398 for the nine months ended March 31, 1995, representing an increase of $275,971. Selling commissions increased by $14,874 while other selling expenses increased by $261,097. The increase in other selling expenses is primarily attributable to a $153,000 increase in sample reels and speculation pieces, a $45,000 increase in advertising expense and $50,000 related to the two new subsidiaries.

            Operating expenses consist of overhead costs such as office rent and expenses, executive, general and administrative payroll, and related items. Operating expenses for the nine months ended March 31, 1996 increased to $5,054,417 from $3,428,795 for the nine months ended March 31, 1995, representing an increase of $1,625,622. Approximately $944,000 relates to subsidiaries that have been closed or are in the process of winding down. The following account for the primary additional increases in operating expenses: Salaries $210,000, Legal and accounting $190,000, Rent and miscellaneous office expenses $195,000 and $60,000 related to bad debts incurred from receivables with former employees and affiliates of the Company.

            Litigation expense for nine months ended March 31, 1996, and 1995 relates to the termination and settlement with a former officer of the Company. The $200,000 expense at March 31, 1996, was due to a revision of an insurance reimbursement receivable.

            Interest expense for the nine months ended March 31, 1996, increased by $146,338 to $178,120 from $31,782 for the nine months ended March 31, 1995. The increase was due to the increased utilization of the bank line of credit.

            Net income (loss) for the nine months ended March 31, 1996, and March 31, 1995, include losses of $1,735.643 and $286,077 related to subsidiaries that have been closed or are in the process of closing.

       Year Ended June 30, 1995 as Compared with Year Ended June 30, 1994

            For the year ended June 30, 1995 revenues increased by approximately 44%, or $18,625,239, to $61,226,818 from $42,601,579 for the year ended
       June 30, 1994. The level of revenues earned by the Company from the production of television commercials is, to a large extent, dependent on the number and availability of its commercial directors. During fiscal 1995, the Company realized growth both within its acquired subsidiaries as well as those formed during the last three years.

            Cost of Production is directly related to revenues and includes all direct costs incurred in connection with the production of television commercials including film, crews, location fees and commercial directors' fees. Cost of production for the year ended June 30, 1995 increased by approximately 44%, or $15,629,256, to $50,920,332 from $35,291,076 for the year ended June 30, 1994. Expressed as a percentage of revenues, cost of production for fiscal 1995 was approximately 83%, the same as fiscal 1994, and resulted in a gross profit percentage of approximately 17% for both years. The fact that cost of production and gross profit remained steady for the year ended June 30, 1995 was primarily due to management's continuing efforts to reduce costs and maximize its purchasing power, countered by the increased competitive factors within the commercial production industry.

            Selling expenses consist of sales commissions, advertising and promotional expenses, travel and other expenses incurred in the securing of commercial contracts. Selling expenses for the year ended June 30, 1995 increased to $2,807,902 from $2,222,988 for the year ended June 30, 1994 representing an increase of $584,914. Selling commissions increased by $680,505, while other selling expenses decreased by $95,591.

            Operating expenses consist of overhead costs such as office rent and expenses, executive, general and administrative payroll, and related items. Operating expenses for the year ended June 30, 1995 increased to $7,161,205 from $6,285,979 for the year ended June 30, 1994 representing an increase of $875,226. This increase was primarily attributable to: a $470,000 profit participation included in salary expense relating to three profitable subsidiaries; a $180,000 increase in travel and entertainment expenses relating to the higher sales volume; a $100,000 increase rent expense relating to expansion of Company facilities; and a $125,000 increase in other operating expenses. The decrease in reorganization costs from the prior year was offset by an increase in labor of $330,000 and a one time cost of $125,000 relating to the reorganization of the accounting function.


            Depreciation expense increased by $129,380 due to the increase in depreciable assets and a one time write off of $62,428 in net book value of assets due to the relocation of the Company's facilities.

            The $486,050 in litigation expense is net of an insurance reimbursement of $283,950. The majority of the $486,050 in litigation expense relates to an arbitration with a former employee. The Company considers this cost unusual and not in the ordinary course of business and does not believe that the outcome of this matter will have a material adverse effect on the operations of the Company.

            Interest income increased $21,843 during fiscal 1995 due to a better cash management program put in place during the fourth quarter of fiscal 1994 combined with a higher return on invested funds.

            Interest expense increased $53,448 during fiscal 1995 relating to the subordinated notes payable.

       Year Ended June 30, 1994 as Compared with Year Ended June 30, 1993

            For the year ended June 30, 1994 revenues increased by approximately 72%, or $17,815,478, to $42,601,579 from $24,786,101 for the year ended
       June 30, 1993.

            Cost of production is directly related to revenues and includes all direct costs incurred in connection with the production of television commercials including film, crews, location fees and commercial directors' fees. Cost of production for the year ended June 30, 1994 increased by approximately 74% or $14,992,235 to $35,291,076 from $20,298,841 for the year ended June 30, 1993. Expressed as a percentage of revenues, cost of production for fiscal 1994 was approximately 83% as compared to approximately 82% for fiscal 1993 and resulted in a gross profit percentage of approximately 17% and 18% for these years, respectively. The increase in cost of production expressed as a percentage of revenues and the resultant decrease in gross profit for the year ended June 30, 1994 was primarily due to increased competitive factors which were somewhat offset by management's continuing efforts to reduce costs.

            Selling expenses consist of sales commissions, advertising and promotional expenses, travel and other expenses incurred in the securing of commercial contracts. Selling expenses for the year ended June 30, 1994 increased to $2,222,988 from $1,518,430 for the year ended June 30, 1993 representing an increase of $704,558. Selling commissions increased by $328,631, while other selling expenses increased by $375,927.

            Operating expenses consist of overhead costs such as office rent and expenses, executive, general and administrative payroll, and related items. Operating expenses for the year ended June 30, 1994 increased to $6,285,979 from $5,939,717 for the year ended June 30, 1993 representing an increase of $346,262. Included in operating expenses is a one time restructuring charge of $440,000, consisting of lease termination, severance payments and the related legal fees.

            The approximate $65,000 decrease in net interest income in fiscal 1994 was primarily due to lower interest earned on funds on hand and a reduced cash balance available to invest.


       LIQUIDITY AND CAPITAL RESOURCES

       Nine Months Ended March 31, 1996 as Compared with Nine Months Ended March 31, 1995

            As of March 31, 1996, the Company had working capital of $372,584, including cash of $61,955, compared with $1,914.085 including cash of $220,251 at March 31, 1995. Cash used in operating activities for the nine months ended March 31, 1996 increased approximately 129% or $1,100,689 to $1,949,281 from $848,592 for the nine months ended March 31, 1995. The material increases in the amount of cash used in operations were $1,357,266 increase in loss from operations; $4,171,741 decrease in billed and unbilled accounts receivable; and $4,105,828 decrease in accounts payable and accrued expenses. Cash used in investing activities for the nine months ended March 31, 1996 decreased approximately 50%, or $283,985, to $280,232 from $564,217 for the nine months ended March 31, 1995. Cash provided by financing activities for the nine months ended March 31, 1996 increased approximately $1,091,276 to $2,061,559 from $970,283 for the nine months ended March 31, 1995. The material increase in the amount of cash provided by financing activities consisted of a $523,724 decrease in the proceeds from the issuance of stock, a $2,000,000 increase in borrowings under the Company's bank line of credit agreement and a $385,000 decrease in issuance of subordinated notes payable.

            On May 10, 1995, the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The bank prime rate at March 31, 1996 was 8.50%. The agreement expires October 31, 1996. Borrowing is based upon certain percentages of acceptable receivables. As of March 31, 1996, the Company had $2,000,000 outstanding under the line. The loan agreement has certain financial covenants, one of which is to maintain $1,250,000 of net worth on a quarterly basis. As of March 31, 1996 the Company was not in compliance with this requirement and the noncompliance was waived by the bank.

            To the extent that future revenues and related gross profits from the Company's operations do not provide sufficient funds to offset operating costs, the Company's present resources will decrease. The Company has entered into various employment agreements with its commercial directors, salespeople and corporate and subsidiary officers which obligate it to make minimum payments of approximately $2,411,660 during the twelve months ending March 31, 1997. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits. This additional compensation is payable whether or not the Company has a profit. The Company has no material commitments for capital expenditures. Based on the availability of the line of credit, subject to the qualifications of the preceding paragraph, management believes that the Company's present cash and other resources are sufficient for its needs for at least the next twelve months.

       Year Ended June 30, 1995 as Compared with Year Ended June 30, 1994

            As of June 30, 1995 the Company had working capital of $1,510,959, including cash of $229,909, compared to $1,556,493, including cash of $662,777, at June 30, 1994. Cash used in operating activities for the year ended June 30, 1995, decreased approximately 79%, or $2,305,591, to $620,648 from $2,926,239 for the year ended June 30, 1994. The material decrease in the amount of cash used in operations was due to an $888,808 decrease in loss from operations; a $1,460,064 increase in billed and unbilled accounts receivable and a $2,624,064 increase in accounts payable and accrued expenses. Cash used in investing activities for the year ended June 30, 1995 decreased approximately 2% or $13,892 to $705,615 from $691,723 for the year ended June 30, 1994. Cash provided by financing activities for the year ended June 30, 1995 decreased approximately 62% or $1,470,160 to $893,395 from $2,363,555 for the year ended June 30, 1994. The material decrease in the amount of cash provided by financing activities was due to a $1,717,522 decrease in the proceeds from the issuance of stock and a $385,000 increase in subordinated debt.

            On May 10, 1995 the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The bank's prime rate at June 30, 1995 was 9.0%. The agreement expires October 31, 1996. Borrowing is based upon certain percentages of acceptable receivables. There were no borrowings outstanding as of June 30, 1995. The loan agreement has certain financial covenants, one of which is to maintain profitability on a quarterly basis. As of June 30, 1995 the Company was not in compliance with the requirement and the noncompliance was waived by the bank.

            To the extent that future revenues and related gross profits from these operations do not provide sufficient funds to offset operating costs, the Company's present resources will decrease. The Company has entered into various employment agreements with its officers and others which obligate it to make minimum payments of approximately $4,329,796 during the year ending June 30, 1996. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits. This additional compensation is payable whether or not the Company has a profit. The Company has no material commitments for capital expenditures and has not made any arrangements for external sources of financing. Management believes that the Company's present cash and other resources are sufficient for its needs for at least the next twelve months.

       Year Ended June 30, 1994 as Compared with Year Ended June 30, 1993

            As of June 30, 1994 the Company had working capital of $1,556,493, including cash of $662,777, compared to $1,196,864, including cash of $1,917,184, at June 30, 1993. Cash used in operating activities for the year ended June 30, 1994 increased approximately 28%, or $639,701, to $2,926,239 from $2,286,538 for the year ended June 30, 1993. The material increase in the amount of cash used in operations was due to a $1,631,391 decrease in loss from operations; a $569,088 decrease in billed and unbilled accounts receivable; a $2,530,037 decrease in accounts payable and accrued expenses and a $384,050 decrease in deferred income. Cash used in investing activities for the year ended June 30, 1994 decreased approximately 16% or $129,360 to $691,723 from $821,083 for the year ended June 30, 1993. The material decrease in the amount of cash used in investing activities was due to a $250,000 decrease in acquisition costs relating to the acquisition of The End, Inc. Cash provided by financing activities for the year ended June 30, 1994 decreased approximately 37% or $1,393,052 to $2,363,555 from $3,756,607 for the year ended June 30, 1993. The material decrease in the amount of cash provided by financing activities was due to a $1,393,052 decrease in the proceeds from the issuance of stock.


       INFLATION

            Management believes that inflation has not had a significant effect on the Company's result of operations.


       NEW ACCOUNTING STANDARDS

            During 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the impairment of long-lived assets and for long-lived assets to be disposed of" and SFAS No. 123 "Accounting for stock-based compensation". Neither SFAS No. 121 or No. 123 is expected to have a material effect on the Company's financial statements.


                                    BUSINESS


       GENERAL

            Contracts for the production of television commercials are generally awarded based on the personal relationships between the advertising agency, the advertiser and the television commercial production company, the expertise, reputation and creative vision of the director and the budgeted cost of the commercial prepared by the production company. The Company's customers are typically advertising agencies acting on behalf of a television advertiser. The Company maintains excellent relationships with many of the major advertising agencies, including Leo Burnett Advertising, Foote, Cone & Belding, DBD Needham, Grey Advertising, Young & Rubicam, J. Walter Thomson, McCann Erickson and Chiat/Day, among others. One agency, Leo Burnett Advertising, accounted for more than 15% and 13% of the total revenues of the Company during 1995 and 1994, respectively. In the event that the Company were to lose its relationship with this agency, the Company does not believe that the loss would have a material adverse effect on its business.

            In light of the importance of the directors in this industry, the Company has worked to build a roster of approximately 26 directors with specialties in varied broadcast advertising categories.

            The Company has produced over 2,500 commercials for national advertisers, Fortune 500 companies, and well recognized product lines such as Acura, Anheuser Busch, AT&T, Bank of America, Blue Cross, Cannon, Cap Cities/ABC, Cellular One, Chrysler, Coca-Cola, Delta Airlines, Disney, Domino's Pizza, Fox, General Mills, Gillette, General Motors, Hallmark, HBO, Hershey Foods, Honda, JC Penney, K-Mart, Kellogg's, Kodak, Kraft Foods, McDonald's, Nabisco, Nike, Nintendo, Nissan, Pepsi, Reebok, Sears, Sony, State Farm, and Visa, among others.


       COMMERCIAL TELEVISION PRODUCTION INDUSTRY

            The television commercial production industry is a highly fragmented $2 billion industry, with most of the Company's competitors being relatively small operations. There is no one commercial production company or group of companies that dominates the industry. Harmony Holdings, Inc. believes it may be the largest company in the industry; however, being the only public company in the industry, there is no reliable source of information with which to make an accurate comparison. The leaders in the business are, in general, larger companies like the Company and companies such as: Propaganda Films, Partners USA, Ridley Scott Associates (RSA) and Industrial Light and Magic.

            Nationally, the advertising and commercial production industry has recently experienced a dramatic increase in the number of markets for television commercials. At the same time, the television commercial production industry has experienced shrinking profits as a direct result of pressure by the ad agencies on profit margins.

            The advertisers have become more aware of what the costs of production are and are tightening the reins on ad agency budgets. In turn, the ad agencies are passing on the budget squeeze to the production companies. Ad agencies are demanding more efficient production in order to get the most for the advertiser's money. The combination of competitive pressures from other television commercial production companies and cost saving efforts by advertisers have caused a reduction in the "mark-up" (also known as the production fee) and gross profit margin in the industry from a traditional mark-up of 30% to a recent average of 25% to 28%.

            Ad agencies award jobs to commercial production companies with an accompanying bid. The award bid contains all of the costs associated with that particular commercial and is broken down into direct costs of production (pre-production and wrap, crew labor, location and travel, props, wardrobe, studio rental, set construction, equipment rental, raw film stock and development, director's fees and insurance) and indirect costs (the production company's fee, talent and editorial post-production).

            The bid mark-up is based on a percentage of direct costs excluding director fees and insurance. The bid mark-ups are typically in the range of 25-28% which are down from 28-30% over the past several years and down from 30-32% of five years ago. According to the American Association of Advertising Agencies, Inc. Survey dated June 1995, the average mark-up charged by production companies has declined over the last decade from 35% to approximately 28% in 1995.

            Gross profits are affected by the original bid mark-up and the efficiencies of each production. The gross profit as a percentage of total revenue on a 28% mark-up equates to approximately 16.5% gross profit before director participations. After director participations the gross profit is approximately 13-15%.

            The above factors have led to cost cutting, mergers of commercial production companies and the cessation of operations by some commercial production companies. The company has instituted measures to increase production efficiencies and decrease operating overhead in order to increase its gross profit margins as a percentage of revenues under the existing market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General."


       INCREASE IN BREADTH OF EXPERIENCE OF COMPANY'S DIRECTORS

            Historically, the Company has increased the breadth of experience of the Company's directors by expanding the number of directors who are associated with the Company by forming and building new commercial production companies, each built around key management and commercial directors. Management has attempted to employ directors who fill genre gaps such as table top items (i.e., food, packaged goods, and small items), dance and music, cosmetics, fashion and comedy, rather than directors who duplicate existing areas of expertise. By increasing the number of directors associated with the Company and by increasing the breadth of experience of the Company's directors, the Company increases the types of commercials that the Company is able to produce. This enhances the Company's ability to bid on entire advertising campaigns consisting of commercials in many advertising genres as opposed to bidding on just individual commercials within a campaign.

            The Company attracts and retains commercial directors by offering such directors the opportunity to work in an organization with a highly effective sales force and a high-quality staff of executive producers and back-office support. The Company offers directors the ability to work in an environment that fosters creativity by relieving directors of the worry and burden of running a business or financing the projects on which they work. The Company also provides directors with a measure of financial stability that traditional, independent operations are unable to match. The director's fees payable by the Company for specific commercial projects tend to fall within the range of $5,000 to $15,000 per shooting day.


       EXPANSION INTO ANCILLARY BUSINESSES

       Music Videos

            The Company is in the music video production business through its subsidiary, The End, Inc. Currently, the Company does a small percentage of its business in music videos. The production cycle for music videos is similar to that of television commercials, but the budgets are generally smaller: $50,000 to $100,000 and occasionally up to $1,000,000. The Company is also generally involved in the post production phase of music video production which is not typically the case in commercial production. The client for music videos is usually the record label or the performer directly and not an advertising agency.

       Infomercials

            During January 1995, the Company entered the infomercial business through a new subsidiary, Harmony Media Communications, Inc. Infomercials, including interactive commercials, use a longer time format as a vehicle for selling and demonstrating products and services. The average half-hour infomercial costs between $250,000 and $1,000,000 to produce and takes approximately three months to complete through post production. The production of infomercials currently accounts for an extremely small percentage of the Company's business.

       MARKETING STRATEGY

            The markets for television commercials consist of national/regional television networks, regional television stations or syndication and national cable networks. Within each of these markets there exist sub markets based on the nature of the advertiser -- national or multi-national companies versus local businesses and high and low budget commercials. The "spots", as they are called in the business, are placed by the advertiser through its advertising agency.

            Traditionally, the Company's marketing efforts have focused on national and multi-national advertisers, national network commercials and higher budget commercials. Generally, the Company's budgeted price for a commercial ranges from $100,000 to $400,000 and occasionally in excess of $1,000,000.

            The Company's subsidiaries' services are marketed by a staff of sales representatives who seek out available commercial projects suitable for the Company's commercial directors. These efforts are usually directed towards advertising agencies located in New York, Los Angeles, Chicago, Detroit, Dallas, San Francisco and other regional markets.

            Like the commercial directors, most sales personnel work exclusively for a subsidiary out of offices located in Los Angeles, New York, Chicago and Dallas. The Company also employs independent sales representatives on a select basis.

            To sell the commercial director's work, the sales staff uses as its primary tool the commercial director's reel. This reel is a visual "resume" containing samples of a particular director's work (most frequently in the form of commercials) demonstrating the director's creativity and experience. Several reels are developed by each company (company reels) featuring its commercial directors and highlighting different creative areas and subject matter. These reels are consistently updated.

            The companies also advertise in trade publications on an occasional basis to maintain visibility among advertisers and advertising agencies and to publicize specific information such as additions to the directorial roster, completion of a significant commercial, or the recognition of awards and achievements.

            The marketing of music videos is done by The End, Inc. and is achieved through its very specialized expertise. Music videos are marketed directly to an individual artist and/or record company. The End, Inc. has the reputation and the relationships from which the business is derived.


       THE MAKING OF A COMMERCIAL

            The commercial production process is divided into several stages: creating the concept; bidding; pre-production; principal photography; and post-production. Commercial production companies usually enter the process at the bidding phase and leave the process prior to the post production phase. The creation of music videos is divided into similar stages, except most music video contracts include post production.

            The Initial Concept. Advertising agencies develop commercial ideas based upon the needs of their clients. These ideas are embodied in a story board written and created by the advertising agency. The story board combines the script and the visual story line. After the client approves the idea, the agency approaches several production companies to determine how each company and its director would bring the commercial concept to fruition. It is common for the production companies to be selected for a bid based primarily on the reputation and talent of commercial directors associated with the production company.

            Bidding. Personnel at the television commercial production companies analyze the commercial concept as communicated by the advertising agency. The director and his associates at the production company determine how the story board can best be captured on film. They ascertain what subcontractors must be hired, what locations must be secured, what free-lance technical support is to be employed, what equipment is to be leased and what the total cost will be to film the commercial. During this stage, the television production company staff and the director often suggest changes to the story board both to enhance the commercial and to enable the commercial to be filmed within the agency's and client's budget expectations. The time frame from submission of a budget to completion and delivery of a commercial usually ranges from three weeks to six weeks.

            A final bid is then submitted to the agency. The bid includes the cost of shooting locations, actors (if applicable), technical personnel, props and sets, and other production materials.

            The agency selects the production company. Several factors contribute to the decision such as the director's ideas about how the commercial would be shot, the bid submitted by the production company, the reputation of the director and the relationship between the agency, advertiser and production company.

            Pre-Production. Once the commercial is "awarded", the production company enters the pre-production period. The production company hires a line producer who works with the director to produce the commercial. Locations are selected; sets are designed and built; props fabricated and/or procured; and, if applicable, characters are cast and wardrobe selected. At a formal meeting preceding the shooting days, the agency approves all of the creative choices made in preparation for filming.

            Principal Photography. Principal photography usually ranges from one day to a month depending upon the number of commercials shot and the technical complexity of the commercial. The Company engages independent contractors and crews on a commercial-by-commercial basis to perform the tasks involved in the production of the commercial. Typically, for a one spot commercial, principal photography will last one to two days.

            Throughout the shooting process, agency personnel approve each scene as shot.

            The commercial is shot on motion picture film which is developed at a laboratory. The developed images are then viewed by the agency, the advertiser and the production company.

            Post-Production. The post production process involves editing the film footage and sound (which may or may not be recorded during production) through color correcting the final video. This process may also involve voice-over, titles, music and special effects. Whereas the commercial director may or may not be an active part of the post production process, the director of music videos does take on the post production responsibility.

            Most often the agency independently edits the commercial. The production company director may attend the editorial sessions and may be responsible for providing a first cut for the agency. The edit is then completed and approved by the agency and the client. Most typically, the Company is not involved in the post production process.

            The post production phase for music videos is more akin to movie production then commercial production as relates to the involvement of the director. The director plays an active role in the complete process, delivering to the artist or record company a complete and totally finished product.


        FINANCING THE PRODUCTION OF COMMERCIALS

            The bid submitted to the client takes one of three forms: a "cost plus fixed-fee" bid, a "cost plus" bid or a "firm" bid. If a commercial is produced within the framework of a "firm" bid, the production company is responsible for variations within the budget. If the commercial is filmed under a "cost plus/fixed-fee" bid, production costs are charged to the client as incurred within the limits of the budget and the production company receives a predetermined fixed fee for its work. If the commercial is filmed under "cost plus" bid, production costs are charged to the client as incurred within the limits of the budget and the production company receives a percentage of the final costs for its work.

            Despite the differences in the structure of the forms of bid, the risk of cost overages to the Company of a "firm" bid as opposed to a "cost plus/fixed-fee" bid or a "cost plus" bid are not substantially different because in each case the Company is responsible for unapproved cost overages that exceed the budget. During fiscal 1995, approximately 92% of the Company's television commercial productions were "firm" bid and approximately 8% were "cost plus/fixed-fee" bid or "cost plus".

            The production company and the producer of the commercial carefully monitor costs throughout the filming process. The agreed upon bid is often altered because during the principal photography stage the agency, client and director agree upon a new creative option or because of unexpected occurrences such as inclement weather. When this occurs, and the project costs exceed the original budget, the increased cost is paid for by the agency and its client.

            In most circumstances, the Company bills the advertising agency for 33%-70% of the entire budget as stated in the bid, to be paid in advance or on the first day of principal photography. The remainder of the contract price is generally paid in one or more installments by the agency within 30 to 120 days after completion of principal photography.


        PROPERTIES

            The Company leases the following properties:

                 Harmony Holdings, Inc. (Office)
                 Harmony Media Communications, Inc. (Office)
                 1990 Westwood Blvd., Suite 310
                 Los Angeles, Ca. 90025
                 (310) 446-7700

                 Harmony Pictures, Inc. - Los Angeles (Production facility/Office)
                 6806 Lexington Ave.
                 Hollywood, Ca. 90038
                 (213) 960-1400

                 Harmony Pictures, Inc. - New York (Office)
                 The End, Inc. - New York (Office)
                 119 Fifth Avenue, 6th Floor
                 New York, NY 10003
                 (212) 475-7400

                 Curious Pictures Corp. (Production facility/Office) 440 Lafayette Street
                 New York, NY 10003
                 (212) 966-1020

                 Curious Pictures Corp. (Production facility)
                 48 Great Jones Street
                 New York, NY 10003
                 (212) 966-1020

                 The End, Inc. - Los Angeles (Production facility/Office) 8060 Melrose Ave., 4th Floor
                 Los Angeles, Ca. 90046
                 (213) 782-9000

            The Company also leases storage facilities in New York, New York; Hollywood, California; Los Angeles, California; and Sun Valley, California.

            The Company believes that its current facilities are sufficient for its immediate needs.


        EMPLOYEES

            As of February 15, 1996, the Company employed sixty-seven persons on a full-time basis, seven of whom were officers or other senior executives. The Company also had twenty-four directors of commercials under contract, some of whom were independent contractors. Additionally, ten salespersons worked for the Company either as employees or independent contractors. The Company does not anticipate any material change in the number of its full-time employees in the near future. The Company believes that it has good relationships with its employees.

            The Company, through certain of its subsidiaries, is a party to collective bargaining agreements with the Directors Guild of America, Screen Actors Guild and the International Alliance of Theatrical Stage Employees. Other than these collective bargaining agreements, the Company is not a party to any collective bargaining agreements. It is possible that some of the Company's future business activities will be affected by the existence of collective bargaining agreements because many of the performing artists and technical personnel, such as cameramen and film editors, that it employs on a free-lance basis are members of unions who are parties to collective bargaining agreements. The extent to which collective bargaining agreements may affect the Company in the future is not accurately determinable. Industry strikes in the future by members of these unions could delay or disrupt the Company's activities. Currently, none of the Company's employees are represented by these or any other labor unions.

       COMPETITION

            The television commercial production industry is a highly fragmented $2 billion dollar industry, with most of the Company's competitors being relatively small operations. The Company believes that its large director roster with its range of creative ability, expertise and wide experience coupled with the Company's reputation, ad agency relationships and financial strength, provide the Company with a competitive edge.

            Due to the fragmentation of the competition in the industry, it is possible for the Company to increase market share even if the market should contract. Since the market is approximately $2 billion, with no company currently having more than a 3% share, there is potential for significant growth. To realize this growth the Company will continue to diversify into exploitable arenas as they develop.

            There is no one commercial production company or group of companies that dominates the industry. Harmony Holdings, Inc. believes it may be the largest company in the industry; however, being the only public company in the industry, there is no reliable source of information with which to make an accurate comparison. The leaders in the business are, in general, larger companies like Harmony Holdings, Inc. such as:
       Propaganda Films, Partners USA, Ridley Scott Associates (RSA) and Industrial Light and Magic.


       LEGAL PROCEEDINGS

            There are no material lawsuits pending or, to the Company's knowledge, threatened against the Company.

                                         MANAGEMENT


        DIRECTORS AND EXECUTIVE OFFICERS

            The following table sets forth certain information with respect to each of the Directors and executive officers of the Company at July 16, 1996:


           NAME              AGE              POSITION WITH THE COMPANY
- --------------------------   ---   ------------------------------------------------

       Harvey Bibicoff        56   Chairman of the Board, Chief Executive Officer
                                   and Director

       Brian Rackohn          36   Chief Financial Officer, Secretary

       Stephen Oakes          40   President of Curious Pictures, Inc.

       Ivan Molomut           43   President of Velocity Film, Inc.

       Elizabeth Silver       34   President of The End, Inc.

       Ivan Berkowitz         49   Director

       Harry Shuster          60   Director

            Harvey Bibicoff has served as Chief Executive Officer since January 19, 1996 and as Chairman of the Board of Directors and as a director of the Company since August 1991. Mr. Bibicoff served as the Chairman of the Board, Chief Financial Officer, Secretary and as a director of Ventura from May 1988 through April 1995. From 1989 until March 1995, he served as an officer and director of The Producers Entertainment Group Ltd., a subsidiary of Ventura whose stock is traded on Nasdaq as "TPEG". Since 1981, Mr. Bibicoff has been the sole shareholder of Bibicoff & Associates, Inc., a financial consulting firm that is engaged in the representation of public companies in their relationships with the investment banking and brokerage communities. Mr. Bibicoff received a Bachelor of Sciences degree from Bowling Green State University in 1960 as a business and finance major and a J.D. degree from Columbia University of Law in 1963. He was previously a member of the New York State Bar.

            Brian Rackohn has been the Chief Financial Officer of the Company since March 1994 and Secretary since December 1, 1995. Previously, Mr. Rackohn served five years as the General Manager and Chief Financial Officer of Superior Stamp & Coin Co., Inc. of Beverly Hills, California. Mr. Rackohn is a California CPA (December 1984) and spent seven and one-half years in public practice, including being employed by the national accounting firm of Deloitte & Touche. Mr. Rackohn received a Bachelor of Science degree in business administration with an emphasis in accounting from California State University Northridge in 1982. Mr. Rackohn is a member of the California Society of CPAs and the American Institute of CPAs.

            Stephen Oakes has been President of Curious Pictures, Inc. since January 1993. Prior to that, Mr. Oakes founded Broadcast Arts in 1981. He has directed over 250 mixed-media commercials, was creative director and producer for the original season of "Pee-Wee's Playhouse" for CBS, and was designer, director and/or producer of on-air graphics and program openings for networks and cable groups, including CBS, MTV, HBO, Cinemax and Showtime.

            Ivan Molomut founded Velocity Film in 1992. As Executive Vice President/Executive Producer, he co-ran the commercial production company until 1995 when he was promoted to President and given full responsibility for its operations. Mr. Molomut began his career in advertising and production in 1976 at Cadwell Davis Savage where he served as an art director/executive producer. After nine years on the advertising agency side, he moved over to the production company side of the business at Close-Up Productions as head of sales, serving in that capacity for a year before moving to Paisley Productions as executive producer/head of sales, while running its New York office. Four years later, he went to Image Point Productions as executive producer/head of sales, a post he held for four years until founding Velocity Film.

            Elizabeth Silver has been President of The End, Inc. since April 1993. Ms. Silver founded The End, Inc. along with The End's Vice President and Senior Executive Producer, Luke Thornton, in March 1991. Previously, Ms. Silver and Mr. Thornton headed several major production companies' music video divisions. Ms. Silver and Mr. Thornton each have over a decade of musical film production and programming experience.
       They have produced over 400 music videos, long-form home video, television specials, documentaries and a feature film. Their efforts have been awarded numerous honors, including MTV Music Video Awards for Best Conceptual Video, Best New Artist and Billboard Award for Best Video.

            Ivan Berkowitz has served as Managing General Partner of Steib & Company, an investment partnership based in New York, New York, since 1993. In addition, Mr. Berkowitz acts as President of Great Court Holdings Corporation and is Chairman of Migdalei Schekel, also investment companies, located in New York and Tel Aviv, respectively, positions which he has held since 1989 and 1990, respectively. Mr. Berkowitz is also a Director of Polyvision Corp., a company engaged in the information display, and Propierre I, a Paris, France, mutual fund.

            Harry Shuster has been Chairman of the Board, President and Chief Executive Officer of United Leisure Corporation, a publicly-traded company, for over 20 years. Mr. Shuster also acts as an independent consultant and as chairman of the board, president and chief executive officer of United Restaurants, Inc., a publicly-traded restaurant owner-operator company founded in 1993, whose offices are located in Los Angeles, California. In 1990, Lion Country Safari, Inc.--California, a subsidiary of United Leisure Corporation, in connection with major litigation with its landlord, was forced to seek protection under the United States Bankruptcy Code by the filing of a Petition for Reorganization under Chapter 11 of such Code. By filing the Petition, the subsidiary was able to protect its assets from the claims of the landlord and finally obtained a jury verdict in excess of $42 million against the landlord. A new trial of this matter has been ordered, but the Petition for Reorganization has been dismissed by stipulation between the parties.

            As a result of the recent resignation of Jonathan Miller as a Director, there is now a vacancy on the Company's Board of Directors. Such vacancy may be filled, for the remainder of the current term, by the remaining members of the Board.

            Directors of the Company are elected to an annual term that expires at the Company's annual meeting of stockholders. The underwriter of the Company's initial public offering has the right to nominate one director. If the underwriter does not exercise this right, it has the right to allow an individual to observe the meetings of the Board of Directors. There are no family relationships between any of the officers and Directors.


        EXECUTIVE COMPENSATION

            The following table sets forth the cash compensation paid or awarded to the Chief Executive Officer and each of the four most highly compensated executive officers of the Company whose aggregate cash compensation exceeded $100,000 for all services rendered to the Company and its subsidiaries in its fiscal years ended June 30, 1996, 1995 and 1994:

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                                     -----------
                                     FISCAL YEAR   SALARY     BONUS        OTHER     OPTIONS/SARS
NAME AND PRINCIPAL POSITION             ENDED      AMOUNT     AMOUNT      AMOUNTS      (NUMBER)
- ---------------------------          -----------  --------   --------   ------------   --------

Gary Horowitz, CEO(1)                    1996     $181,042         --          --       225,000
                                         1995     $302,500   $ 25,000    $     --       150,000(4)
                                         1994      213,000         --      90,000(2)    250,000(4)

Harvey Bibicoff, Chairman(3)             1996      165,000         --          --            --
                                         1995      165,288         --          --            --
                                         1994      170,313         --          --       250,000

Jonathan Miller                          1996      250,000    228,731          --            --
President, Harmony Pictures, Inc.        1995      302,077     20,000                   100,000
                                         1994      108,200         --          --            --

Brian Rackohn, CFO, Secretary            1996      114,900         --          --            --
                                         1995      101,923         --          --        25,000
                                         1994       35,019         --          --        25,000

_________________________
(1)  On January 19, 1996, the Company terminated Mr. Horowitz.
(2)  Payment for consulting services prior to becoming CEO.
(3) On January 19, 1996, Mr. Bibicoff became the interim CEO of the Company as a result of Mr. Horowitz's termination.

(4)  Retired during 1996 fiscal year.



Stock Option Grants in Fiscal Year ended June 30, 1995. The following table contains information concerning the grant of stock options under the Stock Option Plan to the Named Executive Officers in the fiscal year ended June 30, 1995:

            STOCK OPTIONS/GRANTS IN FISCAL YEAR ENDED JUNE 30, 1996

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                                 ANNUAL RATES OF
                                                                                   STOCK PRICE
                                                                                   APPRECIATION
                      INDIVIDUAL GRANTS                                          FOR OPTION TERM
- ------------------------------------------------------------------------------   ----------------
                                    % OF TOTAL
                                     OPTIONS
                          OPTIONS   GRANTED IN     EXERCISE      EXPIRATION
 NAME                     GRANTED   FISCAL YEAR     PRICE           DATE            5%         10%
- -----------------------   -------   -----------    --------   ----------------   -------    --------

Gary Horowitz             225,000      51%          $1.50         02/12/01       $93,000    $206,000


Stock Option Exercises in Fiscal Year ended June 30, 1995 and Option Values at June 30, 1995. The following table provides information on the Named Executive Officers' unexercised options at June 30, 1996. None of the Named Executive Officers exercised any options during the fiscal year ended June 30, 1996:


                      STOCK OPTION VALUES AT JUNE 30, 1996

                                           EXERCISABLE (E)
                                         UNEXERCISABLE (UE)
                               --------------------------------------
                                 NUMBER OF                VALUE OF
                                UNEXERCISED             IN-THE-MONEY
                               OPTIONS/SARS             OPTIONS/SARS
          NAME                 AT FY-END (#)            AT FY-END ($)
- -------------------------      -------------            -------------

Gary Horowitz                   275,000(E)                 141,750(E)

Harvey Bibicoff                 275,000(E)                       0(E)

Jonathan Miller                 100,000(E)                       0(E)

Brian Rackohn                    37,500(E)                       0(E)
                                 12,500(UE)                      0(UE)

COMPENSATION OF DIRECTORS

     No fees are paid to members of the Board of Directors of the Company who are also officers or employees of the Company for their services as members of the Board of Directors. No options were issued to the Company's outside Directors during the fiscal year ending

       June 30, 1996. It is the policy of the Company to reimburse all Directors for reasonable travel and lodging expenses incurred in attending meetings of the Board of Directors.


       COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

            The Company currently has no compensation committee or other board committee performing equivalent functions. Mr. Horowitz and Mr. Bibicoff, both of whom were officers and employees of the Company, participated in deliberations of the Board of Directors of the Company concerning executive officer's compensation during the fiscal year ended June 30, 1996.


       EMPLOYMENT AGREEMENTS

            On July 1, 1994, Jonathan Miller entered into a two-year employment contract with the Company, which expired on June 30, 1996. Under the agreement, Mr. Miller earned a salary of $250,000 and received a $20,000 signing bonus. Additionally, he was granted five-year stock options to purchase 100,000 shares of the Common Stock at an exercise price of $3.00 per share. Mr. Miller has a bonus plan in which he will be paid a bonus of 15% of the pre-tax profits of Harmony Pictures if the pre-tax profits exceed $250,000, and 20% if they exceed $500,000.

            On December 1, 1995, Mr. Rackohn entered into a one year employment contract with the Company which expires on December 31, 1996. Under the contract, Mr. Rackohn earns a salary of $123,800.

            On May 2, 1994, Mr. Bibicoff entered a four year employment contract with the Company, which expires on June 30, 1998, unless extended, based on the contracted provisions. Mr. Bibicoff earns a salary of $165,000 and was granted five-year options to purchase 250,000 shares of the Company's Common Stock at an exercise price of $2.50 per share.

            Mr. Horowitz was employed under an agreement that was set to expire on June 30, 1997. Mr. Horowitz earned a salary of $325,000 per year, received a $25,000 bonus. On January 19, 1996, the Company terminated Mr. Horowitz as its President and Chief Executive Officer.


       STOCK OPTIONS

       Stock Option Plan

            The Company has a Stock Option Plan, which was adopted on August 7, 1991, and amended at the 1996 Annual Meeting of Shareholders in December 1995. The purpose of the Stock Option Plan is to secure for the Company and its stockholders the benefits arising from stock ownership by selected employees of the Company or its subsidiaries as the Board of Directors of the Company (the "Board"), or a committee thereof constituted for that purpose, may from time to time determine.

            The Stock Option Plan provides for the granting of an aggregate of incentive and non-incentive options to purchase up to 3,250,000 shares of the Common Stock. The Stock Options Plan authorized the grant of options to purchasers of Common Stock intended to qualify as incentive stock options ("Incentive Options") under Section 422 of the Code, and the grant of options do not qualify ("Non-Qualified Options") as incentive stock options under Section 422 of the Code.

            The Stock Option Plan is currently administered by the Board. The Board, subject to the provisions of the Stock Option Plan, has full power to select the individuals to whom awards will be granted, to fix the number of shares that each optionee may purchase, to set the terms and conditions of each option, and to determine all other matters relating to the Stock Option Plan. The Stock Option Plan provides that the Board will select grantees from among full-time employees, officers, directors and consultants of the Company or its subsidiaries, and individual or entities subject to an acquisition or management agreement with the Company.

            The option exercise price of each option shall be determined by the Board, but shall not be less than 100% of the fair market value of the shares on the date of grant in the case of Incentive Options and not less than 85% of the fair market value of the shares on the date of grant in the case of Non-Qualified Options granted to employees. No Incentive Options may be granted to any employee who owns at the date of grant stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or a parent or a subsidiary unless the exercise price for stock subject to such options is at least 110% of the fair market value of such stock at the time of grant and the option term does not exceed five years.

            The term of each option shall be fixed by the Board and may not exceed ten years from the date of grant. If a participant who holds options ceases, for any reason, to be an employee, consultant or director of otherwise affiliated with the Company (the "Termination"), the option expires 90 days after such Termination. Notwithstanding the foregoing, in the event of Termination due to the optionee's death or incapacity, the option will terminate 12 months following the date of such optionee's death or incapacity. Options granted under the Stock Option Plan may be exercisable in installments. The aggregate fair market value of stock with regard to which Incentive Options are exercisable by an individual for the first time any calendar year may not exceed $100,000.

            Upon the exercise of options, the option exercise price must be paid in full, either in cash or other form acceptable to the Board, including delivery of a full recourse promissory note, delivery of shares of Common Stock already owned by the options or delivery of other property. Unless terminated earlier, the Stock Option Plan will terminate on August 7, 2001.

            As of June 30, 1996, the Company had granted options under the Stock Option Plan at exercise prices ranging from $2.00 to $6.00 per share to acquire a total of 1,920,050 shares of Common Stock, of which 60,300 have been exercised and 475,000 are currently exercisable.

            The following table contains information concerning the Stock Option Plan for the years ended June 30, 1996, 1995 and 1994:


               INCENTIVE
                 STOCK
                 Options                1996      1995        1994
                                     -------   -------   ---------
            Options Granted          215,750   375,500   1,300,550
            Options Exercised            300    20,550      59,750
            Options Exercisable      475,000   540,400     273,150

       Other Stock Options

            The Company has also granted an aggregate of 1,154,500 other stock options which expire through February 12, 2001, and are exercisable at prices ranging from $1.50 to $5.75 per share, of which 491,500 have been exercised and 262,000 are exercisable. None of these options were granted pursuant to the Stock Option Plan.

            Activity for the years ended June 30, 1996, 1995 and 1994 is as follows:

                                      1996      1995      1994
                                     -------   -------   -------

            Options Granted          229,000   166,500   743,000
            Options Exercised              0         0   491,500
            Options Exercisable      262,000    85,000   145,000

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT


            The following table sets forth the number of shares of Common Stock of the Company beneficially owned as of June 30, 1996, by: (i)
       each person who beneficially owns more than five percent of the Company's Common Stock; (ii) each Director and Named Executive Officer of the Company as that term is defined by Rule 402(a)(3); and (iii) all executive officers and Directors of the Company as a group. Except as noted, the person named as sole voting and dispositive power over the total number of shares beneficially owned:

                                                       AMOUNT AND
      NAME AND                                         NATURE OF               PERCENTAGE
     ADDRESS OF                                        BENEFICIAL            OF OUTSTANDING
 BENEFICIAL OWNER (1)                                 OWNERSHIP (2)           COMMON STOCK
 --------------------                               ----------------         ---------------
 Harvey Bibicoff                                      1,060,000 (4)                18.6%

 Gary Horowitz (3)                                      312,500 (4)(5)              5.4%

 Jonathan Miller (7)                                    100,000 (4)                 1.7%

 Brian Rackohn                                           25,000 (6)                   0%

 Ivan Berkowitz                                          25,000 (6)                   0%

 Harry Shuster                                           25,000 (6)                   0%

 All officers and Directors as a group
   (6 persons)                                        1,547,500 (6)                27.1%
- ---------------------------

(1) The address of all executive officers and Directors is 1990 Westwood Boulevard, Suite 310, Los Angeles, California 90025, except for Mr. Horowitz, whose address is 13032 Sky Valley Road, Los Angeles, California 90049.

(2) Except as noted below, beneficial owners of Common Stock possess sole voting and investment power with respect to the shares listed opposite their names.

(3)    On January 24, 1996, the Company terminated Mr. Horowitz as its
       President and Chief Executive Officer. On January 30, 1996, Mr. Horowitz resigned from the Board of Directors of the Company.

(4) Consists of 300,000 immediately exercisable options for Mr. Horowitz, 275,000 immediately exercisable options for Mr. Bibicoff and 100,000 immediately exercisable options for Mr. Miller.

(5) Mr. Horowitz's 300,000 options shall become void and of no further force and effect 30 days after his termination.

(6) Consists of immediately exercisable options. Does not include options to purchase Common Stock that are not immediately exercisable held by the following persons: Mr. Rackohn--25,000; Mr. Horowitz--150,000; Mr. Miller--50,000; Mr. Oakes--75,000.

(7) On July 15, 1996, Mr. Miller resigned from the Board of Directors of the Company.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


            An employment contract with one of the Company's former officers provided for additional compensation based on contract revenues. During the year ended June 30, 1993, $135,000 was earned pursuant to these provisions. In June 1993, the Company and this officer agreed to terminate this employment agreement. At June 30, 1993, the Company accrued the termination settlement of $436,860, which was subsequently paid to this officer. In connection with this agreement and upon payment of this amount, this officer exercised an aggregate of 355,000 stock options and paid the Company $960,000.

            During 1994, the Company entered into an informal arrangement with Ventura to produce an infomercial. As of June 30, 1995, the project had not been completed and costs of approximately $184,000 are included under the line item in "other assets" on the Company's consolidated balance sheet.

            On February 25, 1994 (amended on April 8, 1994), the Company entered into a revolving line of credit arrangement with Ventura. The amount of the note was $700,000 and bore interest at 8% per annum. A $20,000 commitment fee was paid to the Company. On August 17, 1994, the note was paid in full.

            On April 15, 1994, the Company entered into an additional revolving line of credit arrangement with Ventura. The amount of the note was $250,000 and bore interest at 8% per annum. A $5,000 commitment fee was paid to the Company for the note and was paid in full on May 12, 1994.

            In June 1993, the Company and Mr. Stuart Gross (then President and Chief Executive Officer of the Company) agreed to terminate Mr. Gross' employment agreement. Pursuant to an agreement dated August 1, 1993, the Company paid Mr. Gross $436,860 representing the amount he would have received for the unexpired term of the employment agreement and Mr. Gross exercised stock options that he owned for an aggregate of 355,000 shares of the Company's Common Stock and paid the Company $960,000.
       Concurrently with the execution of this agreement, Mr. Gross resigned as an officer and Director of the Company.

            In connection with its acquisition of Harmony, Ventura had agreed to make additional payments to Mr. Lieberman of up to $400,000 based on certain future billing of Harmony. By June 30, 1992, all of these payments had been earned and paid by Harmony. Ventura agreed to reimburse Harmony for amounts so paid on or before April 1, 1994. This obligation, which aggregated $325,000 at June 30, 1992 plus interest thereon at the annual rate of 10% was secured by 108,000 shares of Harmony's common stock owned by Ventura. Ventura's obligation to Harmony was nonrecourse and, if Ventura had failed to make the required payment, Harmony would have been entitled solely to such 108,000 shares of common stock with no additional obligation of Ventura. As of June 30, 1993, Harmony agreed to cancel all amounts due from Ventura to Harmony (which aggregated approximately $475,000 including the nonrecourse notes and interest thereon) as consideration for the certain tax losses received by Harmony as a result of Harmony's inclusion in Ventura's consolidated federal income tax returns for 1990 and 1991. Subsequent to Harmony's initial public offering in November 1991, Ventura's ownership of Harmony was reduced to below 80%. As a result, tax year 1991 was the last tax year for which Harmony could be included in Ventura's consolidated federal income tax returns. Since Harmony and Ventura could no longer file consolidated tax returns, the tax laws require an allocation of Ventura's tax loss carryforwards between Ventura and Harmony. As result of these tax provisions, Ventura was required to allocate to Harmony for tax years 1990 and 1991, tax losses of Ventura and its subsidiaries of $1,788,781 in excess of those that Harmony would have had if it had filed tax returns separate from Ventura for those tax years. Conversely, Ventura therefore lost $1,788,781 of tax loss carryforwards aggregating $1,788,781 because these tax loss carryforwards have a remaining term of thirteen years, Harmony's management believes it can utilize these tax loss carryforwards in less than thirteen years, the tax loss carryforwards represent a benefit that Harmony would not have received if it had not filed consolidated returns with Ventura. Ventura could not have repaid its obligations to Harmony unless Ventura sold some of the shares of Harmony stock that are owned by Ventura, and the obligations were nonrecourse therefore, Harmony's sole recourse in the event of a default by Ventura would have been to foreclose against the 108,000 shares of Harmony stock that secured these obligations. For purposes of this cancellation of debt, the $1,788,781 of tax loss carryforwards were valued at approximately $457,000 based on an assumed tax savings of $608,000 assuming a 34% federal tax rate would be applicable to Harmony and applying a 25% discount to the assumed tax savings of $608,000 in light of Harmony's inability to use the tax loss carryforwards during the then current tax year. Since there is no assurance that Harmony will ever be able to utilize the tax loss carryforwards, Harmony wrote-off the value of the tax loss carryforward rather than carry such value on its books.

                                         DESCRIPTION OF SECURITIES


       COMMON STOCK

            The Company's authorized capital stock includes 20,000,000 shares of Common Stock, $.01 par value per share. As of June 30, 1996, there were 5,693,198 shares of Common Stock outstanding.

            The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. However, the current policy of the Board of Directors is to retain earnings for the operation and expansion of the Company. See "Dividend Policy". The holders of Common Stock are entitled to one vote per share on all matters submitted to stockholders for a vote. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company which are legally available for distribution, after payment of or provision for all debts and liabilities. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the Common Stock offered hereby will be, when issued, fully paid and nonassessable.


        PREFERRED STOCK

            The Company's authorized capital stock includes 10,000,000 shares of Preferred Stock, $.01 par value per share. As of the date of this Prospectus, the Company had no shares of Preferred Stock outstanding.
       The Board of Directors has the authority, without stockholder approval, to issue the Preferred Stock in one or more series and to fix the relative rights and preferences thereof. The terms of such Preferred Stock could include the right to vote, separately or with any other series of Preferred Stock, on any proposed amendment to the Company's Certificate of Incorporation or any other proposed corporate action, including business combinations and other transactions. Such rights could adversely affect the voting power of the holders of Common Stock. The Board of Directors does not presently contemplate the issuance of any Preferred Stock except in connection with the acquisition of other television commercial production companies or ancillary businesses. However, the Company has not identified any potential candidates for acquisition. In addition, the ability of the Company to issue the authorized but unissued shares of Preferred Stock could be utilized to impede potential take-overs of the Company.


        CLASS C WARRANTS

            In January 1993, the Company revised the terms of its 525,000 publicly traded Class A Warrants which were issued in its initial public offering. With the exercise of these warrants, the Company issued one share of Common Stock and one Class B Warrant, which was exercisable through November 30, 1994. In connection with the exercise of the Class B Warrants, the Company issued one share of Common Stock and one Class C Warrant.

            The holder of each Class C Warrant is entitled to purchase one share of Common Stock at an exercise price of $2.31. At December 31, 1995, the Company had 329,050 Class C Warrants outstanding. The Class C Warrants are immediately exercisable until December 15, 1996, provided that at such time a current prospectus relating to the Common Stock underlying the Class C Warrants is in effect and such Common Stock is qualified for sale or exempt from qualification under applicable state securities laws. The Class C Warrants are transferable separately from the Common Stock which could be acquired upon exercise thereof. The Class C Warrants are subject to redemption, as described below.

            The Class C Warrants are subject to redemption by the Company, on not less than thirty days' written notice, at a price of $.01 per Class C Warrant at any time with the consent of the underwriter of the Company's initial public offering or if the average of the closing bid and asked prices of the Company's Common Stock equals or exceeds $5.00 per share for twenty consecutive trading days ending within three days prior to the 30-day notice of redemption. Holders of Class C Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Class C Warrants unless the Class C Warrants are exercised before they are redeemed. The Company shall not be able to call the Class C Warrants unless a registration statement covering the securities issuable upon exercise of the Class C Warrants is, and remains, current throughout the period fixed for redemption. The Company has no present plans to redeem the Class C Warrants.

            The Class C Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration or redemption date at the offices of the Warrant Agent with the form of "Election to Purchase" on the reverse side of the certificate filled out and executed as indicated, accompanied by payment of the full exercise price for the number of Class C Warrants being exercised.

            The Class C Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends, stock splits, mergers, sale of stock at below the exercise price, and for other unusual events (other than employee benefit and stock option plans for employees or consultants to the Company).

            The holder of a Class C Warrant will not possess any rights of a stockholder of the Company unless and until he exercises the Class C Warrant.

       Determination of the Exercise Price

            The exercise price of the Class C Warrants was set at $2.31 by the Board of Directors of the Company at a special meeting of the Board of Directors held on August 29, 1995. In determining the exercise price the Board of Directors considered the following factors to be important: (i) the Company's desire to realize the revenue that the exercise of the Class C Warrants would result in, (ii) the strong probability that the Class C Warrants would not be exercised at the existing exercise price and (iii) the desire to give value to the publicly traded Class C Warrants.


       DELAWARE ANTI-TAKEOVER LAW

            The Company is subject to the provisions of Section 203 of the Delaware General Corporate Law. That section provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares held by Directors, officers and certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. An "interested stockholder" is defined to include any person, and the affiliates and associates of such person, that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.


       SHARES ELIGIBLE FOR FUTURE PUBLIC SALE

            There are outstanding shares of Common Stock which are "restricted securities" held by affiliates within the meaning of Rule 144 under the Securities Act. Such shares, if held by such affiliates for at least two years, may be eligible for sale in the public market in reliance upon Rule 144 thereunder.

            Any affiliate or other person who sells restricted securities of an issuer for his own account shall be deemed not to be engaged in a distribution of such securities and therefor not to be an underwriter thereof within the meaning of Section 2(11) of the Securities Act if all of the following conditions are met. First, there must be available adequate current, public information with respect to the issuer of the securities. If the issuer has securities registered pursuant to Section 12 of the Exchange Act or has securities registered pursuant to the Securities Act and has been subject to the reporting requirements of
       Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and has filed all reports required to be filed thereunder during the 12 months preceding such sale (or for such shorter period that the issuer is required to file such reports), such issuer is deemed to have adequate current, public information available. Second, a minimum of two years must elapse between the later of the date of the acquisition of the securities from the issuer or from an affiliate of the issuer, and any resale of such securities in reliance on Rule 144. Third, there are limitations on the amount of the securities that may be sold pursuant to Rule 144. Fourth, the securities must be sold in "brokers' transactions" within the meaning of Section 4(4) of the Securities Act or in transactions directly with a "market maker," as that term is defined in Section 3(a)(38) of the Exchange Act, and the person selling the securities shall not (i) solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transactions, or (ii) make a payment in connection with the offer or sale of the securities to any person other than the broker who executes the order to sell the securities. Last, certain notice requirements are imposed upon the seller if sales of the securities exceed certain volume and/or amount limits.


       TRANSFER AGENT AND WARRANT AGENT

            The Transfer Agent for the Common Stock and the Class C Warrants is OTR Securities Transfer Company, Portland, Oregon, which is also the Warrant Agent. The address of the Transfer Agent is 1130 Southwest Morrison, #250, Portland, Oregon 92705.


                                 LEGAL MATTERS


            The validity of the securities offered hereby will be passed upon for the Company by Haskell Slaughter & Young, L.L.C., Birmingham, Alabama.

                             CHANGES IN ACCOUNTANTS


            On January 5, 1995 the Company, with the approval of the Board of Directors, advised Coopers & Lybrand, LLP that it was dismissing such accounting firm and was retaining the accounting firm of BDO Seidman, LLP as independent public accountants for the Company and its subsidiaries for the fiscal year ended June 30, 1995. The decision to retain BDO Seidman, LLP was not motivated by any disagreements between the Company and Coopers & Lybrand, LLP concerning any accounting matter. Coopers & Lybrand, LLP had been retained since the Company's inception (August 1, 1991) and during the entire period of their engagement with the Company relative to accounting principles or practices, financial statement disclosure, auditing scope of procedures, there were no disagreements which, if not resolved to Coopers & Lybrand, LLPs satisfaction, would have resulted in a reference to the subject matters of the disagreement in connection with its report. The Coopers & Lybrand, LLP reports on the Company's financial statements have not contained an adverse opinion or a disclaimer of opinion, nor were the opinions qualified or modified as to uncertainty, audit scope, or accounting principles, nor were there any events of the type requiring disclosure under item 304(a)(1)(v) of Regulation S-K. During the two-year period prior to January 5, 1995, the Company did not consult BDO Seidman, LLP concerning any matter.


                                    EXPERTS


            The Company's consolidated balance sheet at June 30, 1994 and the consolidated statements of operations, cash flows and stockholders' equity for the fiscal years ended June 30, 1994 and 1993 included in this Prospectus and Registration Statement, have been included herein in reliance on the report of Coopers & Lybrand, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                 The Company's consolidated balance sheet at June 30, 1995 and the consolidated statements of operations, cash flows and stockholders' equity for the fiscal year ended June 30, 1995 included in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants and are included in reliance upon such report, given upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                PAGE
                                                                                ----
HARMONY HOLDINGS, INC. AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL
STATEMENTS

     Report of Independent Certified Public Accountants.........................  F-2

     Report of Independent Public Accountants...................................  F-3

     Consolidated Balance Sheets as of June 30, 1995
      and 1994..................................................................  F-4

     Consolidated Statements of Operations for the
      years ended June 30, 1995, 1994 and 1993..................................  F-5

     Consolidated Statement of Stockholders' Equity
      for the years ended June 30, 1995, 1994 and 1993..........................  F-6

     Consolidated Statements of Cash Flows for the years
      ended June 30, 1995, 1994 and 1993........................................  F-7

     Notes to Consolidated Financial Statements.................................  F-8

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     Consolidated Interim Balance Sheet
      as of March 31, 1996......................................................  F-17

     Consolidated Interim Statements of Operations
      for the Nine Months Ended March 31, 1996 and 1995.........................  F-18

     Consolidated Statement of Stockholders' Equity for the Nine Months
      Ended March 31, 1996......................................................  F-19

     Consolidated Interim Statements of Cash Flows
      for the Nine Months Ended March 31, 1996 and 1995.........................  F-20

     Notes to Consolidated Interim Financial Statements.........................  F-21


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



       The Board of Directors
       Harmony Holdings, Inc.


       We have audited the accompanying consolidated balance sheet of Harmony Holdings, Inc. as of June 30, 1995 and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

       We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harmony Holdings, Inc. as of June 30, 1995, and the consolidated results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



                                       BDO SEIDMAN, LLP



       Los Angeles, California
       August 25, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


       The Board of Directors
       Harmony Holdings, Inc.


       We have audited the accompanying consolidated balance sheets of Harmony Holdings, Inc. as of June 30, 1994 and the related consolidated statements of operations, cash flows and stockholders' equity for the years ended June 30, 1994 and 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harmony Holdings, Inc. as of June 30, 1994, and the consolidated results of its operations and its cash flows for the years ended June 30, 1994 and 1993 in conformity with generally accepted accounting principles.

       As discussed in Note 1 to the consolidated financial statements effective July 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109.

       COOPERS & LYBRAND, LLP

       Sherman Oaks, California
       September 16, 1994

HARMONY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

                                                                            YEARS ENDED
                                                                              JUNE 30,
                                                                            -----------
                                                                       1995           1994
                                                                     --------       --------
ASSETS
Current Assets:
 Cash                                                               $   229,909    $   662,777
 Accounts receivable                                                  5,294,213      3,499,030
 Unbilled accounts receivable                                         1,434,402        731,191
 Prepaid expenses and other assets                                      748,330        594,338
                                                                    -----------    -----------
   Total current assets                                               7,706,854      5,487,336
Property and equipment, at cost, less accumulated
 depreciation and amortization (Note 2)                               1,581,891      1,161,701
Goodwill, less accumulated amortization of
 $1,031,082 and $819,302                                              3,181,226      3,393,006
Other assets                                                            484,974        302,715
                                                                    -----------    -----------
 Total assets                                                       $12,954,945    $10,344,758
                                                                    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                                                     2,267,134      1,503,832
 Accrued liabilities (Note 6)                                         2,815,721      1,509,911
 Deferred income                                                      1,113,040        917,100
                                                                    -----------    -----------
   Total current liabilities                                          6,195,895      3,930,843
Subordinated notes payable (Note 8)                                     385,000              0
                                                                    -----------    -----------
   Total liabilities                                                  6,580,895      3,930,843

Commitments and contingencies (Note 9)
Stockholders' Equity (Notes 10 and 11):
Preferred Stock, $.01 par value, authorized 10,000,000 shares;
 none issued
Common Stock, $.01 par value, authorized 20,000,000 shares;              56,608         54,273
 issued and outstanding 5,660,220 and 5,427,320
Additional paid-in capital                                           12,673,902     12,030,204
Accumulated deficit                                                  (6,356,460)    (5,670,562)
                                                                    -----------    -----------
Stockholders' equity                                                  6,374,050      6,413,915
                                                                    -----------    -----------
 Total Liabilities and stockholders' equity                         $12,954,945    $10,344,758
                                                                    ===========    ===========

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

                                                     YEARS ENDED JUNE 30,
                                              1995           1994         1993
                                          -----------    -----------   -----------
Contract revenues                         $61,226,818    $42,601,579    $24,786,101
Cost of production                         50,920,332     35,291,076     20,298,841
                                          -----------    -----------    -----------
  Gross profit                             10,306,486      7,310,503      4,487,260
Selling expenses                            2,807,902      2,222,988      1,518,430
Operating expenses                          7,161,205      6,285,979      5,939,717
Litigation expense (Note 3)                   486,050              0              0
Depreciation and amortization                 528,259        398,879        323,037
                                          -----------    -----------    -----------
  Loss from operations                       (676,930)    (1,597,343)    (3,293,924)
Interest income                                56,346         34,503         98,020
Interest expense                              (65,314)       (11,866)       (10,193)
                                          -----------    -----------    -----------
Loss before income taxes                     (685,898)    (1,574,706)    (3,206,097)
Income tax expense (Note 5)                         0              0              0
Net loss                                  $  (685,898)   $(1,574,706)   $(3,206,097)
                                          ===========    ===========    ===========
New loss per share                        $     (0.12)   $     (0.30)   $     (0.84)
                                          ===========    ===========    ===========
Weighted average shares outstanding         5,567,242      5,315,934      3,800,301
                                          ===========    ===========    ===========

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                              THREE YEARS ENDED JUNE 30,

                                                      ADDITIONAL
                                    COMMON STOCK        PAID IN      ACCUMULATED    DUE FROM      STOCKHOLDERS'
                                  SHARES     AMOUNT     CAPITAL        DEFICIT       VENTURA         EQUITY
                                 ---------   -------   -----------    -----------    ---------    -------------
BALANCE AT JULY 1, 1992          3,073,330   $30,733   $ 6,258,582    $  (889,759)   $(325,000)     $ 5,074,556

Exchange of tax loss carry-
forwards for amount due
from Ventura                             0         0      (325,000)             0      325,000                0

Sale of common stock             1,562,400    15,624     3,740,983              0            0        3,756,607

New Loss                                 0         0             0     (3,206,097)           0       (3,206,097)
                                 ---------   -------   -----------    -----------    ---------      -----------

BALANCE AT JUNE 30, 1993         4,635,730    46,357     9,674,565     (4,095,856)           0        5,625,066

Sale of common stock               791,590     7,916     2,355,639              0            0        2,363,555

Net loss                                 0         0             0     (1,574,706)           0       (1,574,706)
                                 ---------   -------   -----------    -----------    ---------      -----------

BALANCE AT JUNE 30, 1994         5,427,320    54,273    12,030,204     (5,670,562)           0        6,413,915

Sale of common stock               232,900     2,335       643,698              0            0          646,033

Net loss                                 0         0             0       (685,898)           0         (685,898)
                                 ---------   -------   -----------    -----------    ---------      -----------

BALANCE AT JUNE 30, 1995         5,660,220   $56,608   $12,673,902    $(6,356,460)   $       0      $ 6,374,050
                                 =========   =======   ===========    ============   =========      ===========

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEARS ENDED JUNE 30,
                                                            1995           1994           1993
                                                        ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                               $  (685,898)   $(1,574,706)   $(3,206,097)
ADJUSTMENTS TO RECONCILE NET LOSS TO CASH USED BY
 OPERATING ACTIVITIES:
 Depreciation and amortization                              528,259        398,879        323,037
 Amortization of prepaid interest                            42,056              0              0
CHANGES IN ASSETS AND LIABILITIES:
 Accounts receivable                                     (1,795,182)    (1,222,802)      (907,363)
 Unbilled accounts receivable                              (703,211)       184,473       (700,054)
 Prepaid expenses and other assets                         (153,991)      (159,179)      (193,713)
 Other assets                                              (117,733)      (158,486)      (101,667)
 Accounts payable                                           763,302        108,718        658,480
 Accrued liabilities                                      1,305,810       (663,670)     1,316,605
 Deferred income                                            195,940        160,534        544,584
 Income taxes payable                                             0              0        (20,350)
                                                        -----------    -----------    -----------
  Net cash used by operating activities                    (620,648)    (2,926,239)    (2,286,538)
CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                      (732,259)      (669,613)      (571,083)
 Acquisition of The End, Inc.                                     0              0       (250,000)
 Loans to Ventura--line of credit                          (500,000)      (950,000)             0
 Repayments from Ventura--line of credit                    526,644        927,890              0
                                                        -----------    -----------    -----------
  Net cash used by investing activities                    (705,615)      (691,723)      (821,083)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of stock                            508,395      2,363,555      3,756,607
 Issuance of subordinated notes payable                     385,000              0              0
 Borrowings under bank line of credit                       100,000              0              0
 Repayments of bank line of credit                         (100,000)             0              0
                                                        -----------    -----------    -----------
   Net cash provided by financing activities                893,395      2,363,555      3,756,607
Net increase (decrease) in cash                            (432,868)    (1,254,407)       648,986
Cash, beginning of year                                     662,777      1,917,184      1,268,198
                                                        ===========    ===========    ===========
Cash, end of year                                       $   229,909    $   662,777    $ 1,917,184
                                                        ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid for interest                                 $    10,632    $    11,867    $    10,194

During fiscal 1995, the Company issued restricted common stock with a value of $137,638 to note holders in conjunction with the issuance of subordinated debt.


                See accompanying notes to financial statements

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

  1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Organization, Business, and Principles of Consolidation
       -------------------------------------------------------

       Harmony Holdings, Inc. ("Company") was incorporated under the laws of the State of Delaware on August 5, 1991 as a wholly owned subsidiary of Ventura Entertainment Group Ltd. ("Ventura"). In connection with the Company's formation and initial capitalization, the Company issued 2,033,330 shares of its common stock to Ventura and Ventura contributed all of the capital stock of its wholly owned subsidiaries, Harmony Pictures, Inc. and Melody Films, Inc. (collectively "Harmony") to the Company. Accordingly the accompanying consolidated financial statements include the accounts of Harmony for all periods presented. The Company has seven operating subsidiaries: Harmony Pictures, Inc., Melody Films, Inc., The End, Inc., Velocity Film, Inc., Curious Pictures Corporation, Harmony Media Communications and Upon A Star Entertainment Group, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation. As of June 30, 1994, Ventura owned approximately 27 percent of the Company's common stock. As of June 30, 1995, Ventura had sold its entire interest in the Company.

       The Company operates in one reportable segment, producing television commercials, music videos and related media.

       Contract Revenues
       -----------------

       The Company produces television commercials and music videos under firm bid or cost plus fixed fee contracts, which are typically less than one month in duration. At June 30, 1995 and 1994, the Company had no long-term contracts. Contract revenues are recognized using the percentage of completion method. The percentage of contract revenues recognized is computed at that percentage of estimated total revenues that incurred costs to date bears to total estimated costs, after giving effect to the most recent estimate of costs to complete. Revisions in costs and revenue estimates are reflected in the period in which the facts which require the revision become known. Deferred income represents amounts billed in excess of revenues earned.

       Reclassifications
       -----------------

       During 1995, the Company reclassified certain expenses from June 30, 1994 and 1993 that had previously been included in operating expenses as follows:

       The Company has reclassified the following for June 30, 1994 to make the financials comparable with June 30, 1995; $994,579 profit participation to commercial directors has been reclassed from operating expense to cost of sales; $837,923 salesman commissions has been reclassified from operating expenses to selling expense; $1,385,065 in other selling expense have been reclassified from operating expenses to selling expense; $936,520 credit has been reclassed from operating expense to revenue.

       The Company has reclassified the following for June 30, 1993 to make the financials comparable with June 30, 1994; $254,394 profit participation to commercial directors has been reclassed from operating expense

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

       to cost of sales; $509,292 salesman commissions has been reclassified from operating expenses to selling expense; $1,009,138 in other selling expense have been reclassified from operating expenses to selling expense.

       Property and Equipment
       ----------------------

       Property and equipment are stated at cost. Major improvements and replacements of property and equipment are capitalized. Maintenance and repairs are expensed. Upon retirement or other disposition of property, applicable cost and accumulated depreciation and amortization are removed from the accounts and any gains or losses are included in operations.

       Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging from three to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the life of the related improvements, whichever is shorter. During 1995, the Company switched certain assets to straight line from the declining-balance method. The cumulative effect did not have a significant impact on the Company's consolidated results of operations for the year ended June 30, 1995 or cumulative consolidated results of operations and accordingly no cumulative effect was recorded.

       Goodwill
       --------

       Goodwill primarily represents the excess of Ventura's purchase price, including additional payments over the fair market value of Harmony Pictures and Melody Films net assets at the date of acquisition.
       Goodwill is being amortized on a straight line basis over 20 years. The Corporation continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related business unit.

       Income Taxes
       ------------

       Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 prescribes the use of the liability method to compute the differences between the tax bases of assets and liabilities and the related financial reporting amounts using currently enacted future tax laws and rates. The liability method replaces the deferred method which focused on differences between financial income and taxable income using the current tax laws and rates. The cumulative effect of the implementation of this Statement did not have a significant impact on the Company's consolidated results of operations, and accordingly no cumulative effect was recorded.

       Loss Per Share
       --------------

       Loss per share computations are based on the weighted average number of common and common equivalent shares outstanding. Loss per share computations also include the potential dilution resulting from the assumed exercise of stock options and warrants utilizing the treasury stock method when the effect of such common equivalent shares is dilutive.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

2.     PROPERTY AND EQUIPMENT:

       Property and equipment is summarized as follows:


                                                JUNE 30,
                                         -----------------------
                                            1995         1994
                                         ---------    ----------

Furniture and fixtures                  $  709,626   $  848,623
Computer equipment                         859,089      227,209
Leasehold improvements                     617,308      498,519
                                        ----------   ----------
                                         2,186,023    1,574,351

Less: accumulated depreciation and
amortization                               604,132      412,650
                                        ----------   ----------
                                        $1,581,891   $1,161,701
                                        ==========   ==========

3.     LITIGATION EXPENSE:

       Litigation expense includes the settlement of a claim with a former officer for $620,000 plus $150,000 in legal costs less an insurance receivable of $283,950. The claim of such former officer was based on an alleged breach of an employment agreement by the Company and certain other related alleged acts by the Company.

4.     RELATED PARTY TRANSACTIONS:

       In connection with Ventura's acquisition of Harmony, Ventura had agreed to make additional payments to one of Harmony's owners up to a maximum of $400,000 based on certain future net billings. The Company paid this amount and had been reimbursed $75,000 by Ventura as of June 30, 1992. Ventura had agreed to reimburse the Company for the balance of these payments. Ventura's $325,000 obligation was collateralized by 108,000 shares of the Company's common stock held by Ventura. As of June 30, 1993 the Company agreed to exchange this note receivable of $325,000, as well as approximately $131,000 of accounts receivable from Ventura for the additional net operating loss carryforwards received by the Company.

       As a result of the Company being included in Ventura's consolidated federal income tax returns for the tax years ended October 31, 1990 and 1991, the Company's net operating loss carryforward is approximately $1,800,000 more than if it had filed its own consolidated federal income tax returns. The utilization of this additional net operating loss carryforward by the Company is uncertain and, accordingly, the amount of such debt ($325,000) previously collateralized by shares of the Company's common stock has been charged to additional paid-in capital and the balance (approximately $131,000) has been charged to operations as of June 30, 1993.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

       A former officer of the Company receives fees for directing services. These fees, which are included in cost of sales, aggregated $480,061, $242,218 for the years ended June 30, 1994 and 1993, respectively. At June 30, 1993 $53,363 of such director's fees were due and included in accrued directors fees (see Note 6). Subsequent to June 30, 1993 this individual resigned as an officer of the Company.

       An employment contract with one of the Company's officers provided for additional compensation based on contract revenues. During the year ended June 30, 1993, $135,000 was earned pursuant to these provisions. In June 1993, the Company and this officer agreed to terminate this employment agreement. At June 30, 1993, the Company accrued the termination settlement of $436,860, which was subsequently paid to this officer. In connection with this agreement and upon payment of this amount, this officer exercised an aggregate of 355,000 stock options and paid the Company $960,000.

       During 1994, the Company entered into an informal arrangement with Ventura to produce an infomercial. As of June 30, 1995 the project had not been completed and costs of approximately, $184,000 are included in other assets.

       On February 25, 1994, (amended on April 8, 1994) the Company entered into a revolving line of credit arrangement with Ventura. The amount of the note is $700,000 and bears interest at 8% per annum. A $20,000 commitment fee was paid to the Company. As of June 30, 1994, the balance was $22,110 and is included in prepaid expenses and other assets. On August 17, 1994 the note was paid in full.

       On April 15, 1994, the Company entered into an additional revolving line of credit arrangement with Ventura. The amount of the note is $250,000 and bears interest at 8% per annum. A $5,000 commitment fee was paid to the Company for the note and was paid in full on May 12, 1994.


5.     INCOME TAXES:

       For the years ended June 30, 1995, 1994, and 1993, the Company has no current or deferred income tax expense.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

The primary component of temporary differences which give rise to the Company's net deferred asset at June 30, is as follows:


                                     1995           1994
                                 ------------   -----------
Deferred tax assets:
Net operating loss
carryforwards                    $ 2,388,000    $ 2,356,000
Other temporary differences           12,000              0
                                 -----------    -----------
                                   2,400,000      2,356,000
Deferred tax liabilities             (83,000)             0
Valuation allowance               (2,317,000)    (2,356,000)
                                 -----------    -----------
Net deferred tax asset                     0              0
                                 ===========    ===========

A full valuation allowance has been established as it is not more likely than not that the deferred tax assets will be realized.

The Company's effective income tax rate varies from the statutory federal tax rate as a result of operating losses for which no tax benefit has been recognized.



                                                YEAR ENDED JUNE 30,
                                          1995         1994          1993
                                       ----------   ----------   ------------
Computed "expected" tax (benefit)      $(233,200)   $(535,400)   $(1,900,000)
Amortization of goodwill                  72,000       67,750         67,750
Accrued vacation                          57,500            0              0
Other items                               28,500            0              0
Losses with no current benefit            75,200      467,650      1,022,250
                                       ---------    ---------    -----------
 Total                                 $       0    $       0    $         0
                                       =========    =========    ===========

At June 30, 1995, the Company has federal and California net operating loss carryforwards for tax purposes of approximately $6.1 million and $2.1 million which expire through fiscal year 2010. The Company's ability to utilize the net operating loss carryforwards is limited to $1.3 million per year, due to ownership changes as defined under section 382 of the Internal Revenue Code of 1986. Any unused portion can be carried forward and utilization of the net operating loss carryforward may be limited in any one year by alternative minimum tax rules.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------


6.     ACCRUED LIABILITIES:

       Accrued liabilities consisted of the following:


                                    JUNE 30,
                              -----------------------
                                 1995         1994
                              ----------   ----------
Accrued production costs      $1,118,296   $  648,175
Accrued director fees            953,108      366,906
Other                            744,317      494,830
                              ----------   ----------

                              $2,815,721   $1,509,911
                              ==========   ==========

7.     BANK LINE OF CREDIT:

       On May 10, 1995 the Company entered into a $3,000,000 asset based revolving line of credit with a bank, with interest at the bank's prime rate plus 1.0% per annum, collateralized by the assets of the Company. The banks prime rate at June 30, 1995 was 9.0%. The agreement expires October 31, 1996. Borrowing is based upon certain percentages of acceptable receivables. There were no borrowings outstanding as of June 30, 1995. The loan agreement has certain financial covenants, one of which is to maintain profitability on a quarterly basis. As of June 30, 1995 the Company was not in compliance with the requirement and the noncompliance was waived by the bank.

8.     SUBORDINATED NOTES PAYABLE:

       The Company has received $385,000 from the issuance of long-term subordinated notes. The notes bear interest at the rate of 7% per annum starting January 10, 1995 and are due upon the earlier of July 10, 1996 or ten days after the close of the Company's next underwritten public offering. These notes are subordinated to any future institutional lender.

       Additionally, in connection with the issuance of the subordinated notes, 77,000 shares of restricted common stock were issued in February, 1995.

       The value assigned to the restricted stock is recorded as prepaid interest and is being amortized over the period of the subordinated notes.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

9.     COMMITMENTS:

       The Company is a party to a number of noncancelable operating lease agreements involving buildings and equipment which expire at various dates. The future minimum lease commitments as of June 30, 1995 are as follows:

       1996                        $  679,263
       1997                           645,449
       1998                           532,235
       1999                           467,998
       2000                           372,153
       Thereafter                     709,986
                                   ----------
       Total minimum payments      $3,407,084
                                   ==========

       Total rental expense for the years ended June 30, 1995, 1994 and 1993 aggregated $670,285, $574,425 and $363,442.

       The Company has entered into various employment contracts with its officers and others which obligate it to make minimum payments of approximately $2,973,000 during the year ending June 30, 1996. Certain of these agreements provide for additional compensation based on revenues and other items. Other agreements provide for additional compensation based on certain defined operating profits.

10.    STOCKHOLDERS EQUITY:

       In September 1991, the Company completed a bridge financing of $300,000 notes and 100,000 warrants, each of which was exercisable for one share of common stock at a price of $2.00. All of these warrants were exercised during the year ended June 30, 1993.

       In November 1991, the Company completed an initial public offering of its securities, selling 525,000 Units at a price of $6.00 each. Net proceeds aggregated $2,319,607. Each Unit consisted of two shares of common stock and one redeemable warrant, each of which entitled the holder to purchase one share of common stock at a price of $4.00 through November 1993. In connection with this offering, the underwriter received a five-year warrant to purchase up to 52,500 Units at a price of $7.20 each. During 1993, the underwriter exercised these warrants and the warrants included in the Units.

       In October and November 1992, the Company completed private placements whereby it sold an aggregate of 375,000 units to unrelated parties at a price of $2.00 per unit for proceeds of $750,000. Each unit consisted of one share of unregistered common stock and one three-year warrant, each of which entitles the holder to purchase one share of common stock at a price of $2.00 per share. During 1993 all of these warrants were exercised. In January 1993, the Company revised the terms of its 525,000 publicly traded class A warrants which were issued in its initial public offering. This revision reduced the exercise price of these warrants from $4.00 to $3.00 per share through March 29, 1993. With the exercise of these

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

       warrants, the Company issued one share of common stock and a class B warrant, which was exercisable through November 30, 1994 at a price of $3.30. In connection with the exercise of the class B warrant, the Company issued one share of common stock and a class C warrant. Each class C warrant is exercisable through April 30, 1996 for one share of common stock at a price of $3.65 each. As a result of these transactions, through June 30, 1995 the Company issued an aggregate of 1,877,050 shares of common stock and received net proceeds of $ 4,808,627. At June 30, 1995, the Company had 329,050 class C warrants outstanding. On August 29, 1995 the Company lowered the exercise price of it's C warrants to $ 2.31.


11.    STOCK OPTION PLAN:

       The Company's stock option plan (the "Plan"), adopted on August 7, 1991, and amended in July 1992, provides for the granting of an aggregate of incentive and non-incentive options to purchase 2,500,000 shares of the Company's common stock. The exercise price of incentive stock options must be at least 100% of the fair market value of the common stock on the date of grant. Options granted under the Plan expire no later than ten years from the date of their grant. Each outstanding option under the Plan provides that vesting ranges from immediate to 50% of the shares subject to the option vest in two years and the balance vest in three years from the date of grant. As of June 30, 1995, options to purchase 1,626,300 shares of common stock had been granted at prices ranging from $ 2.00 to $ 6.00 per share of which 80,300 have been exercised and 540,400 are exercisable.

       Activity under the plan for the years ended June 30, 1995, 1994 and 1993 is as follows:

              QUALIFIED                 1995          1994        1993
                                      ----------------------------------

             Options granted          375,500      1,300,550     613,650

             Options exercised         20,550         59,750           0

             Options exercisable      540,400        273,150     117,500

       At June 30, 1995, the Company had also granted options, which expire through March 1, 1998, to purchase an aggregate of 909,500 shares of common stock at prices ranging from $2.00 to $5.75 per share of which 471,500 have been exercised and 85,000 are exercisable. These options were not granted under the Plan.

                            HARMONY HOLDINGS, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------

        NON-QUALIFIED               1995         1994         1993
                                   ---------------------------------
         Options granted           166,500      743,000      787,000

         Options exercised               0      491,500            0

         Options exercisable        85,000      145,000      215,000

12.    BUSINESS SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISKS:

       The Company operates in one reportable segment, producing television commercials, music videos and related media. The Company grants credit to advertising agencies, principally based in the United States. One customer accounted for 15% and 13% of revenues in fiscal 1995 and 1994.

       The Company's cash deposits are with various financial institutions, and are insured up to a maximum of $100,000 at each institution by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 1995, the Company's deposits with one financial institution exceed the maximum amount insured by the FDIC.

HARMONY HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS

                                                                    MARCH 31,      JUNE 30,
                                                                ------------------------------
                                                                      1996           1995
                                                                    -------         ------
                                                                  (UNAUDITED)
ASSETS
Current Assets:
 Cash                                                               $    61,955    $   229,909
 Accounts receivable                                                  5,147,853      5,294,213
 Unbilled accounts receivable                                         1,389,807      1,434,402
 Prepaid expenses and other assets                                      373,753        748,330
                                                                    -----------    -----------
   Total current assets                                               6,973,368      7,706,854
Property and equipment, at cost, less accumulated
 depreciation and amortization                                        1,604,785      1,581,891
Goodwill, less accumulated amortization                               3,022,391      3,181,226
Other assets                                                            232,147        484,974
                                                                    -----------    -----------
 Total assets                                                       $11,832,691    $12,954,945
                                                                    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable                                                   $ 1,148,184    $ 2,267,134
 Accrued liabilities                                                  2,676,867      2,815,721
 Bank line of credit                                                  2,000,000              0
 Deferred income                                                        775,733      1,113,040
                                                                    -----------    -----------
   Total current liabilities                                          6,600,784      6,195,895
Subordinated notes payable                                              385,000        385,000
                                                                    -----------    -----------
   Total Liabilities                                                  6,985,784      6,580,895

Commitments and contingencies
Stockholders' Equity:
Preferred Stock, $.01 par value, authorized 10,000,000 shares;
 none issued
Common Stock, $.01 par value, authorized 20,000,000 shares;
 issued and outstanding 5,693,198 and 5,660,220                          56,933         56,608
Additional paid-in capital                                           12,735,136     12,673,902
Accumulated deficit                                                  (7,945,162)    (6,356,460)
                                                                    -----------    -----------
Stockholders' equity                                                  4,846,907      6,374,050
                                                                    -----------    -----------
 Total Liabilities and stockholders' equity                         $11,832,691    $12,954,945
                                                                    ===========    ===========

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)

                                                  NINE MONTHS ENDED
                                                      MARCH 31,
                                          --------------------------------
                                             1996                 1995
                                            ------               ------
Contract revenues                         $50,395,467          $46,457,923
Cost of production                         43,056,478           40,389,210
                                          -----------          -----------
 Gross profit                               7,338,989            6,068,713
Selling expenses                            2,272,369            1,996,398
Operating expenses                          5,054,417            3,428,795
Write off of abandoned projects               621,528                    0
Litigation expense                            200,000              486,050
Severance salaries                            186,488                    0
Depreciation and amortization                 419,389              394,824
                                          -----------          -----------
 Gain (loss) from operations               (1,415,202)            (237,354)
Interest income                                 4,620               37,704
Interest expense                             (178,120)             (31,782)
                                          -----------          -----------
Net income (loss)                         $(1,588,702)         $  (231,432)
                                          ===========          ===========
Net income (loss) per share               $     (0.28)         $     (0.04)
Weighted average shares outstanding         5,693,198            5,511,394

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

                                                         ADDITIONAL
                                      COMMON STOCK        PAID IN     ACCUMULATED    STOCKHOLDERS'
                                    SHARES      AMOUNT    CAPITAL       DEFICIT          EQUITY
                                   ---------   -------   -----------   ------------   --------------
  BALANCE AT JUNE 30, 1995         5,660,220   $56,608   $12,673,902   $(6,356,460)    $ 6,374,050

  Sale of common stock                32,978       330        61,229             0          61,559

  Net loss                                 0         0             0    (1,588,702)     (1,588,702)
                                   ---------   -------   -----------   -----------     -----------

  BALANCE AT MARCH 31, 1996        5,693,198   $56,938   $12,735,131   $(7,945,162)    $ 4,846,907
                                   =========   =======   ===========   ===========     ===========

          See accompanying notes to consolidated financial statements

HARMONY HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)


                                                              NINE MONTHS ENDED
                                                                  MARCH 31,
                                                       --------------------------
                                                          1996           1995
                                                       -----------    -----------
Cash flows from operating activities:

Net income (loss)                                      $(1,588,698)   $  (231,432)
Adjustments to reconcile net loss to cash used by
 operating activities:
Depreciation and amortization                              419,389        394,824

Amortization of prepaid interest                            68,819              0

Changes in assets and liabilities:
Accounts receivable                                        146,360     (2,695,341)
Unbilled accounts receivable                                44,595     (1,285,445)
Prepaid expenses and other assets                          371,361        145,990
Other assets                                               184,004       (211,866)
Accounts payable                                        (1,118,950)       725,761
Accrued liabilities                                       (138,854)     2,122,263
Deferred income                                           (337,307)       186,654
                                                       -----------    -----------

 Net cash used by operating activities                  (1,949,281)      (848,592)
                                                       -----------    -----------

Cash flows from investing activities:
Capital expenditures                                      (280,232)      (564,217)
                                                       -----------    -----------

 Net cash used by investing activities                    (280,232)      (564,217)
                                                       -----------    -----------

Cash flows from financing activities:
Proceeds from issuance of stock                             61,559        585,283
Borrowings under bank line of credit                    10,400,000              0
Repayments of bank line of credit                       (8,400,000)             0
Subordinated notes payable                                       0        385,000
                                                       -----------    -----------

 Net cash provided by financing activities               2,061,559        970,283
                                                       -----------    -----------

Net decrease in cash                                      (167,954)      (442,526)
                                                       -----------    -----------

Cash, beginning of period                                  229,909        662,777
                                                       -----------    -----------

Cash, end of period                                    $    61,955    $   220,251
                                                       ===========    ===========

          See accompanying notes to consolidated financial statements

                             HARMONY HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 MARCH 31, 1996

       (1)  Basis of presentation
            ---------------------

           The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring accruals) which are, in the opinion of management, necessary to present fairly the results of operations for the periods presented.

           This information should be read in conjunction with the audited financial statements as of June 30, 1995 filed as part of the Company's Annual Report on Form 10-K.

       (2) Investment in Infomercial
           -------------------------

           During the quarter ended September 30, 1995, the Company issued 32,678 shares of restricted stock to buy out the interest of certain outside investors in an infomercial produced by the Company. The stock was issued at its fair market value at that date. The Company now owns the entire interest in the project with its former affiliate, Ventura Entertainment Group, Inc. As of December 31, 1995, The Company has determined that there is zero realizable value for the infomercial and accordingly has written off the balance of approximately $245,000, which is included in write off of abandoned projects.

       (3) Reclassifications
           -----------------

           The Company has reclassified the following at March 31, 1995 (as reported on the Quarterly report on Form 10-Q at March 31, 1995) to make the financials comparable with March 31, 1996; $1,215,089 and $487,112 in sales commissions and $781,309 and $298,368 of other selling expenses for the nine months and three months ended March 31, 1995, respectively, have been reclassified from operating expense to selling expense.

           Litigation expense has been reclassified to operating expense and a $283,950 insurance receivable has been reclassified from revenue to reduce the litigation expense at March 31, 1995.

       (4) Write off of abandoned projects
           -------------------------------

           The Company has booked a one time charge to write off the cost of projects that no longer are considered to have a realizable value. The charge includes $245,000 investment in an infomercial, $224,000 for a screenplay writing project, $100,000 for a director and salesperson that attempted to start a toy commercial division and approximately $52,000 from projects for corporate placement and a books on tape distribution system.

       (5) Severance salaries
           ------------------

           Severance salaries are the costs associated with the termination of former employees during the reorganization of the Company.

       (6) Litigation expense
           ------------------

           Litigation expense represents a revision in the insurance proceeds receivable estimated at June 30, 1995.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


       ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following is a schedule of the estimated expenses to be incurred by the Registrant in connection with the offering of the securities registered hereby. Expenses which may be incurred in connection with offering of the Common Stock are dependent on the number of such offerings and other factors that cannot be wholly determined at this time.

                                                                  TOTAL
                                                               -----------

            Registration Fee                                   $   308.80*
            Blue Sky fees and expenses                           5,640.00
            Accounting fees and expenses                        20,000.00
            Legal fees and expenses                             30,000.00
            Printing and engraving expenses                          0.00
            Transfer Agent, Warrant Agent and Registrar's
              fees and expenses                                    250.00
            Miscellaneous                                        2,000.00
                                                               ----------
            Total                                              $58,198.80
                                                               ==========

            * Actual amount

            The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel and other advisors to the Selling Stockholders) in connection with the registration and sale of the shares being offered by the Selling Stockholders.


       ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Section 145 of the Delaware General Corporation Law provides, in part, as follows:

            A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has reasonable cause to believe that his conduct was unlawful.

            A corporation also may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, in such an action by or on behalf of a corporation, no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

            The indemnification in advancement of expenses provided by, or granted pursuant to, Section 145, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such a person.

            In addition, the indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

            The Company's Restated Certificate of Incorporation and Bylaws provide that the Company shall indemnify, in the manner and to the fullest extent permitted by law, any person (or the estate of any person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company and whether civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise. The Restated Certificate of Incorporation also provides that the indemnification provided therein shall not be deemed exclusive of any other rights to which any person seeking indemnification from the Company may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

            The Company's Restated Certificate of Incorporation also provides that the Company's directors have no personal liability to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except: (i) for any breach of the duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for liability under Section 174 of the Delaware General Corporation Law (involving certain unlawful dividends or stock repurchases), or (iv) for any transaction from which the director derived an improper personal benefit.


       ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

            In October and November 1992, the Company completed two private placements of Units, each Unit consisting of one share of unregistered Common Stock and one, three-year warrant, which entitles the holder to purchase one share of Common Stock at a price of $2.00 per share. During 1993, all of these warrants were exercised.

            Between December 1, 1994, and January 10, 1995, the Company received $385,000 from the issuance of long-term subordinated notes (the "Notes"). The Notes bear interest at the rate of 7% per annum starting January 10, 1995 and are due upon the earlier of July 10, 1996 or ten days after the close of the Company's next underwritten public offering. The Notes are subordinated to any future institutional lender. Additionally, in connection with the issuance of the Notes, 77,000 shares of restricted Common Stock were issued in February, 1995.

            No underwriters were involved in these transactions. The Company relied on the exemption from registration provided by Section 4(2) of the Securities Act in issuing these securities. The above referenced purchasers had full access to information concerning the Company and had the opportunity to verify the information supplied. Such purchasers represented to the Company that they were acquiring their shares of Common Stock for investment and not with a view to distribution, and the certificates evidencing these securities contained restrictive legends.

            The Company has not made any further sales of securities in reliance upon any exemption from registration under the Securities Act.


       ITEM 16.   EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES.

            (a)  Exhibits
                 --------

            The following documents required by Item 601 of Regulation S-K are filed as Exhibits or are incorporated by reference herein.

         EXHIBIT
         NUMBER           DESCRIPTION
         --------         -----------
         (3)-1            Restated Certificate of Incorporation of the Company,
                          filed as Exhibit 3.1 to the Company's Registration
                          Statement on Form S-1 (Registration No. 33-42193), is
                          hereby incorporated by reference.

         (3)-2 By-laws of the Company, filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1
                          (Registration No. 33-42193), is hereby incorporated by reference.

         (3)-3            Amendment No. 1 to By-laws of the Company, filed as
                          Exhibit 3.3.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-42193), is hereby incorporated by reference.

         (5)* Opinion of Haskell Slaughter & Young, L.L.C., as to the legality of the securities being registered.

         (10)-1 1991 Stock Option Plan of Harmony Holdings, Inc., filed as Exhibit 10.1 to the Company's Registration
                          Statement on Form S-1 (Registration No. 33-42193), is hereby incorporated by reference.

         (10)-2*          Form of Incentive Stock Option Agreement of the
                          Company.

         (10)-3*          Form of Non-Qualified Stock Option Agreement of the
                          Company.

         EXHIBIT
         NUMBER           DESCRIPTION
         --------         -----------


         (10)-4 Employment Agreement, dated as of May 2, 1994 by and between the Company and Harvey Bibicoff, filed as
                          Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration No. 33-42193), is hereby incorporated by reference.

         (10)-5 Settlement Agreement and Release, dated August 1, 1993 by and among Stuart Gross, the Company and others, filed as Exhibit 10.23 to the Company's Current Report on Form 8-K, dated July 31, 1993, is hereby incorporated by reference.

         (10)-6           Employment agreement, dated July 1, 1994, between
                          Harmony Pictures, Inc. and Jonathan Miller, filed as
                          Exhibit 10.25 to the Company's Annual Report on Form
                          10-K for the fiscal year ended June 30, 1994, is hereby incorporated by reference.

         (10)-7 Employment agreement, dated September 1, 1993, between the Company and Mr. Horowitz, filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994, is hereby incorporated by reference.

         (10)-8           Amended and Restated Employment Agreement, dated
                          December 5, 1994, between Harmony Holdings, Inc. and
                          Mr. Horowitz, filed as Exhibit 10.25 to the Company's
                          Annual Report on Form 10-K for the fiscal year ended
                          June 30, 1995, is hereby incorporated by reference.

         (10)-9* Employment Agreement, dated December 1, 1995, between the Company and Brian Rackohn.

         (11)*            Statement re Computation of Per Share Earnings.

         (16)-1           Letter re: changes in certifying accountant, filed as
                          Exhibit 16.1 to the Company's Registration Statement on Form S-1 (Registration No. 33-42193), is hereby incorporated by reference and the change filed on the Current Report on Form 8-K dated January 5, 1995, is hereby incorporated by reference.

         (21)*            Subsidiaries of the Company.

         (23)-1*          Consent of BDO Seidman, LLP.

         (23)-2*          Consent of Coopers & Lybrand, LLP.

         (23)-3 Consent of Haskell Slaughter & Young, L.L.C. Contained in the opinion of counsel previously filed as Exhibit
                          5 to the Registration Statement.

         (24)             Powers of Attorney. See the signature page to original
                          filing of this Registration Statement on Form S-1.
       ___________________
       *Previously filed.

            (b) Financial Statements and Schedules:  NONE
                ----------------------------------

       ITEM 17.   UNDERTAKINGS.

            The undersigned Registrant hereby undertakes:

                 (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933, (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement, and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                 (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                 (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, office or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


            Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on July 17, 1996.

                                      HARMONY HOLDINGS, INC.


                                      By /s/  Harvey Bibicoff
                                        ----------------------
                                        Harvey Bibicoff
                                        Chairman of the Board
                                        and Chief Executive Officer

            Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        SIGNATURE                   CAPACITY                      DATE
- -------------------------   -------------------------        --------------


  /s/  Harvey Bibicoff      Chairman of the Board and        July 17, 1996
- -------------------------
  Harvey Bibicoff           Chief Executive Officer

  *                         Chief Financial Officer          July 17, 1996
- -------------------------
  Brian Rackohn             (Principal Financial and Chief
                            Accounting Officer); Secretary
  *                         Director                         July 17, 1996
- -------------------------
  Harry Shuster

  *                         Director                         July 17, 1996
- -------------------------
  Ivan Berkowitz



*By /s/ Harvey Bibicoff
    --------------------
    Harvey Bibicoff
    Attorney-in-Fact